Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about the Republic corresponding to the headings below that is contained in Exhibit 99.D to the Republic’s annual report on Form 18-K for the fiscal year ended December 31, 2019. To the extent the information in this section differs from the information contained in such annual report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the annual report.

Selected Economic Information of the Republic of the Philippines

	2016	2017	2018	2019	2020		2021
	(₱ in billions, except as indicated)
GDP (at then-current market prices)	15,132.4	16,556.7	18,625.2	19,517.9	17,938.6		N/A
GDP (at constant 2018 prices)	16,062.7	17,176.0	18,625.2	19,382.8	17,527.2		N/A
GDP per capita, PPP concept (in $ at then-current market prices)(1)	7,806	8,348	8,943	9,961	8,437		N/A
GDP growth rate (%)	7.1%	6.9%	6.3%	6.1%	(9.6)%		N/A
Consumer price inflation rate (2012 CPI basket)	1.3%	2.9%	5.2%	2.5%	2.6%		4.5	%(2)
Government surplus/(deficit) as % of GDP (at then-current market prices)	(2.3)%	(2.1)%	(3.1)%	(3.4)%	(7.6)%		N/A
Government debt at end of period as % of GDP (at then-current market prices)	40.2%	40.2%	39.9%	39.6%	54.6%		N/A
Public sector borrowing requirement(3)	(320.4)	(319.1)	(547.3)	(640.4)	(833.2	)(4)	N/A
Consolidated public sector financial position(5)	(21.8)	(4.6)	(171.0)	(257.5)	(521.5	)(4)
Current account surplus/(deficit) as % of GDP (at then-current market prices)	(0.4)%	(0.7)%	(2.6)%	(0.8)%	3.6	(4)%	N/A
Overall balance of payments position at end of period as % of GDP (at then-current market prices)(6)	(0.3)%	(0.3)%	(0.7)%	2.1%	4.4%		N/A
Direct domestic debt of the Government (in million ₱)(7)(8)	3,934,097	4,441,260	4,776,859	5,127,600	6,694,687		7,363,068	(9)
Direct external debt of the Government (in million $)(8)(10)	43,324	44,261	47,860	51,252	64,562		62,540	(9)
Public sector domestic debt (in billion ₱)(11)	5,006.2	5,830.7	6,065.3	6,307.7	6,314.9	(12)	N/A
Public sector external debt (in billion ₱)(10)(11)	2,507.4	2,562.4	2,891.8	2,966.9	3,127.8	(12)	N/A
Unemployment rate (%)	5.5	5.7	5.3	5.4	8.7	(13)	8.8	(14)
Gross international reserves (in billion $)(8)(15)	80.7	81.6	79.2	87.8	110.1		104.8	(16)

Sources: Philippine Statistics Authority; Bureau of the Treasury; Department of Finance, Bangko Sentral.

Notes:

(1)	Amounts in pesos have been translated into U.S. dollars using the average Bangko Sentral reference exchange rates for the applicable period.
(2)	Preliminary data for the two months ended February 28, 2021.
(3)

Represents the aggregate deficit or surplus of the Government, the Central Bank-Board of Liquidation (the “CB-BOL”), the Oil Price Stabilization Fund and the major GOCCs (as defined below), the debt of which comprises virtually all the debt incurred by GOCCs.

(4)	Preliminary data for the nine months ended September 30, 2020.
(5)

Comprises the aggregate deficit or surplus of the Government, the CB-BOL’s accounts, the major GOCCs, the Social Security System, the Government Service Insurance System, Bangko Sentral, the GFIs and local government units.

(6)

Overall balance of payments has been revised to reflect late reports, post-audit adjustments and final data from companies. See “Republic of the Philippines—Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(7)

Represents debt of the Government only, and does not include other public sector debt. Includes direct debt obligations of the Government, the proceeds of which are on-lent to GOCCs and other public sector entities, but excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(8)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using the Bangko Sentral reference exchange rates at the end of each applicable period.
(9)	Data as of February 28, 2021.
(10)	Represents debt of the Government, the major GOCCs, the CB-BOL, Bangko Sentral and the GFIs.
(11)	Includes public sector debt, whether or not guaranteed by the Government.
(12)	Preliminary data as of June 30, 2020.
(13)	Preliminary data as of October 2020 based on the 2020 Annual Estimates of Labor Force Survey October rounds.
(14)	Preliminary results as of February 2021 based on the 2021 Annual Estimates of Labor Force Survey February rounds.
(15)	Comprises the holdings by Bangko Sentral of gold reserves, foreign investments, foreign exchange and SDRs, including Bangko Sentral’s reserve position in the IMF.
(16)	Preliminary data as of March 31, 2021.

History, Land and People

2020 Census

The Republic’s 2020 Census was scheduled to begin in May 2020; however, following postponements due to restrictions imposed as a result of the COVID-19 pandemic, work finally began on September 1, 2020. The Republic’s 2020 Census is expected to involve over 100,000 data enumerators and 22,000 census supervisors. Completion of the census is targeted for May 2021, although further delays are possible due to challenges arising from the COVID-19 pandemic.

Comprehensive Tax Reform Program

Package 2 under the Comprehensive Tax Reform Program, known as the Corporate Recovery and Tax Incentives for Enterprise (“CREATE”) Act (previously known as the CITIRA bill or the TRABAHO bill), was signed into law as Republic Act No. 11534 by President Duterte on March 26, 2021. The CREATE Act is intended to provide economic stimulus by way of reducing the corporate income tax rate to 25% or 20% subject to certain conditions, from the original 30% under the Tax Code. The CREATE Act also provides for changes to the Philippines’ fiscal incentive policies and seeks to improve the governance of fiscal incentives by placing their management under the Fiscal Incentives Review Board.

Credit Ratings

In January 2021, Fitch affirmed the Republic’s BBB rating, with a stable outlook. Fitch stated that its affirmation reflects the Republic’s modest government debt relative to its peers, robust external buffers, and relatively strong medium-term growth prospects despite the contraction of the economy caused by the COVID-19 pandemic. In March 2021, Moody’s assigned a Baa2 rating to the Republic’s Japanese yen-denominated bond offering, which mirrored the Philippines’ Baa2 rating that was affirmed in July 2020.

Internal Conflict with Rebel Groups and Peace Negotiations

In July 2020, President Duterte signed into law the Anti-Terrorism Act of 2020, which replaces the Human Security Act of 2007. Among its various provisions, the Anti-Terrorism Act of 2020 provides for warrantless arrests under certain circumstances and broadly defines terrorist acts, and creates a presidentially-appointed body, the Anti-Terrorism Council (“Anti-Terrorism Council”), which can designate individuals or groups as terrorists for purposes of the Anti-Terrorism Act of 2020. The Anti-Terrorism Act of 2020 is currently being challenged before the Supreme Court, which heard oral arguments from the petitioners between February and March 2021. A final decision from the Supreme Court is still pending on this matter.

The Moro Islamic Liberation Front

In February 2021, President Duterte issued presidential proclamations granting amnesty to members of the MILF and MNLF, among other rebel groups. This amnesty excludes individuals charged with terrorism under the Human Security Act of 2007 or the Anti-Terrorism Act of 2020, individuals designated as terrorists by the Anti-Terrorism Council, or those who had committed certain crimes under Philippine law or violated the Geneva Convention of 1949. Congressional approval is required for this amnesty to become effective, and it is still under review by Congress.

The Moro National Liberation Front

In November 2020, the MNLF elected Muslimin Sema to replace Nur Misuari as MNLF Central Committee Chairman. Mr. Sema has issued statements professing his commitment to work with the MILF and the Republic in order to achieve a lasting peace in the Bangsamoro areas of Mindanao.

Abu Sayyaf

Skirmishes between AFP forces and Abu Sayyaf members have continued into 2021. In March 2021, AFP troops tracked down and killed Abu Sayyaf leader Majan Sahidjuan in Tawi-Tawi province and rescued certain Indonesian hostages, who were later turned over to the Indonesian government.

Marawi Siege

According to unofficial data provided by the Office of Task Force Marawi, the total cost of damages of the Marawai Siege was approximately ₱11.5 billion. Since 2018, the Government has focused on rebuilding Marawi City. In August 2018, the Government and the MILF revived a cooperation agreement, originally entered into during the siege for the purposes of rescuing civilians. Under the revived pact, MILF and the Government will work together in an effort to rehabilitate Marawi City. In 2020, a budget of ₱3.56 billion was approved to rehabilitate Marawi City. In March 2021, the Office of Task Force Marawi reported good progress in the rehabilitation of Marawi City, with efforts on track for completion by December 2021.

Communists and Affiliated Groups

On April 21, 2020, NPA forces attacked AFP soldiers during a COVID-19 humanitarian mission, resulting in the deaths of two AFP solders and wounding three others. On April 27, 2020, President Duterte announced that peace negotiations with the CPP-NPA-NDF would be permanently terminated. On December 9, 2020, the Anti-Terrorism Council designated the CPP and NPA as terrorist organizations under the Anti-Terrorism Act of 2020, which will allow for the detention of their members and the freezing of their assets, among other things.

In February 2021, President Duterte signed a presidential proclamation granting amnesty to former rebel members of the CPP-NPA-NDF who had voluntarily surrendered and renounced their rebellious activities. Congressional approval is required for this amnesty to become effective, and it is still under review by Congress.

International Relations

World Bank Financing and Projects

On March 11, 2021, the World Bank approved an additional $500 million in funding to support the Republic’s program to purchase and distribute COVID-19 vaccines, strengthen the country’s health systems and overcome the impact of the COVID-19 pandemic.

Asian Development Bank Financing and Projects

In March 2021, the ADB, along with the AIIB, agreed to co-finance an aggregate amount of $700 million in loans to the Republic intended to fund the procurement of approximately 110 million doses of COVID-19 vaccines from the World Health Organization’s COVID-19 Vaccines Global Access Facility (“COVAX”), as well as other eligible bilateral vaccine suppliers. The ADB’s commitment under this program totaled $400 million out of the total $700 million, with the remaining $300 million to be funded by the AIIB.

Territorial Dispute over the West Philippine Sea

In 2021, the Philippines continued to assert its rights against Chinese incursions into the West Philippine Sea. In January 2021, the Philippines issued diplomatic protests against a new Chinese law that purportedly authorized China’s coast guard to open fire on foreign vessels and to dismantle structures built on certain islands. In March 2021, the Philippines demanded that China recall over 200 Chinese militia vessels that were identified near a disputed reef located within the Philippines’ exclusive economic zone.

These developments have not had any immediate effect on the Philippine economy or on economic relations between the Philippines and China.

Visiting Forces Agreement

In February 2021, the Philippines resumed discussions with the United States on the VFA. The Philippines continues to value its decades-old partnership with the United States as its lone mutual defense treaty ally and continues to maintain robust relations with United States.

Natural Disasters

Climate Change

Climate change has been identified as a threat to the Philippine economy, as it is dependent on climate sensitive sectors such as agriculture, tourism and energy. A change in the climate may have several consequences, including lower agriculture productivity, damage to coastal infrastructure, fragile ecosystems, impact on health and biodiversity, financial market disruption, lower GDP and altered migration matters. Increased frequency or severity of natural disasters may lead to casualties, the destruction of crops and livestock, the outbreak of waterborne disease and the destruction of infrastructure, such as roads and bridges. Droughts may negatively affect the supply of agricultural commodities, the food supply in general and the generation of hydroelectric power.

Philippine Economy

COVID-19

COVID-19, an infectious disease that was first reported to have been transmitted to humans in late 2019, has spread globally over the course of 2020, and in March 2020 it was declared as a pandemic by the World Health Organization. On January 30, 2020, the Philippines reported its first confirmed case of COVID-19. The subsequent spread of the disease has since resulted in 840,554 confirmed cases and the death of 14,520 people in the Philippines as of April 9, 2021, according to the Philippine Department of Health. The Government, on a national and local level, has implemented a number of measures in varying degrees to contain the spread of COVID-19, including, among others, social distancing measures, implementation of self-isolation and community quarantine measures, closure of schools, suspension of mass public transport facilities, restrictions on public gatherings, suspension of operations of non-essential businesses and travel restrictions.

On March 27, 2021, following a sharp spike in new COVID-19 infections, the Government announced that the Manila metropolitan area and the surrounding provinces of Bulacan, Laguna, and Rizal, as well as other parts of the Philippines, would be placed under modified enhanced community quarantine from March 29 to April 4, and this date was subsequently extended until at least April 30, 2021.

Legislative Efforts to Combat COVID-19

President Duterte’s emergency powers under Republic Act No. 11494, otherwise known as the “Bayanihan to Recover as One Act”, lapsed on December 19, 2020. To date, these emergency powers have not been renewed.

On December 29, 2020, President Duterte signed Republic Act No. 11519 and Republic Act No. 11520 into law. Republic Act No. 11519 extended the availability of funds appropriated through the Bayanihan to Recover as One Act until June 30, 2021. Republic Act No. 11520 extended the availability of the 2020 budget until December 31, 2021, which enables government agencies to spend or release unused funds under the 2020 budget during the course of 2021, rather than expiring at the end of 2020, which would have otherwise been the case.

Republic Act No. 11523, the Financial Institutions Strategic Transfer (FIST) Act (the “FIST Act”) was signed into law on February 16, 2021, and became effective on February 17, 2021. The FIST Act is intended to assist banks and other financial institutions by enabling them to sell their non-performing assets and bad loans to asset management companies, referred to as FIST corporations. It aims to strengthen the banking industry’s risk-bearing capacity, and free up capital for productive uses in the economy rather than the management of non-performing loans.

In addition to the above measures, which have already been adopted, at least two bills are currently pending before Congress that are intended to bolster the Government’s ability to combat the effects of the COVID-19 pandemic.

First, on February 4, 2021, House Bill 8628, otherwise known as the “Bayanihan to Arise As One Act” or the “Bayanihan 3 Act”, was filed in the House of Representatives. The Bayanihan 3 Act proposes the disbursement of an additional ₱420 billion for COVID-19 response measures, as well as recovery interventions grounded on economic inclusivity and collective growth. The ₱420 billion is proposed to be allocated as follows: ₱108 billion for additional social amelioration to impacted households, ₱100 billion for capacity-building for impacted sectors, ₱52 billion for wage subsidies, ₱70 billion for capacity-building for agricultural producers, ₱30 billion for internet allowances to students and teachers, ₱30 billion for assistance to displaced workers, ₱25 billion for COVID-19 treatments and vaccines, and ₱5 billion for the rehabilitation of areas impacted by recent floods and typhoons. The bill also proposes the creation of a joint executive and legislative “Bayanihan Council” that will ensure the effective disbursement of the funds. On 25 March 2021, the bill was referred to the Committee on Economic Affairs of the House of Representatives.

Second, the Government Financial Institutions Unified Initiatives to Distressed Enterprises for Economic Recovery (“GUIDE”) Act bill is also pending before Congress. The GUIDE bill is intended to enable government financial institutions to form special holding companies that will infuse equity, but subject to strict conditions, into strategically important companies facing insolvency. The GUIDE bill proposes a ₱55-billion allocation to the Philippine Guarantee Corporation, Development Bank of the Philippines, and Land Bank of the Philippines, so that they can grant more loans to micro-, small-, and medium-sized enterprises. On February 9, 2021, the House of Representatives approved the bill. The bill still must be approved by the Senate and signed into law by the President before it becomes effective.

COVID-19 Vaccination Efforts

In January 2021, the Department of Health unveiled its Philippine National Deployment and Vaccination Plan for COVID-19 Vaccines. As part of this plan, the Government secured initial doses of vaccines from various manufacturers and participated in the World Health Organization’s COVAX facility in order to increase the Republic’s access to vaccine supplies.

In February 2021, the IATF adopted a vaccination priority framework conceived by the Interim National Immunization Technical Advisory Group to promote the effective deployment of the Republic’s vaccination efforts in light of the limited supply of vaccines. On February 26, 2021 President Duterte signed into law the

COVID-19 Vaccination Program Act of 2021, which authorized local government units to undertake negotiated procurement of COVID-19 vaccines, and also authorized private entities, including the Philippine Red Cross, to procure vaccines in coordination with the Government.

On March 1, 2021, the Government began its mass vaccination drive, with vaccines being administered to frontline health care professionals followed by eligible senior citizens. As of April 10, 2021, the Food and Drug Administration had granted emergency use authorization to four COVID-19 vaccines. As of March 30, 2021, a total of 1,468,200 doses of COVID-19 vaccines had been delivered to the Government, and 737,569 people had received at least one dose of the COVID-19 vaccine in the Philippines.

Economic Impacts

The COVID-19 pandemic and the resulting domestic shutdowns, border controls, reduced tourism, disrupted trade and manufacturing and financial market spillovers have disrupted businesses and economic activities, and their impact on the economy continues to evolve. On January 28, 2021, the National Economic Development Authority reported that the Republic’s GDP had contracted by 9.5% in 2020 (subsequently revised downwards to a contraction of 9.6%), primarily as a result of the lockdowns during the second quarter of 2020, which led to a 16.9% contraction in the Republic’s GDP for that quarter.

In April 2021, the IMF world economic outlook projected that the Republic would see economic growth at 6.9% in 2021 despite the re-imposition of lockdown measures on certain parts of the Philippines in March 2021. However, these projections are subject to significant uncertainties, particularly in relation to the effects of the ongoing COVID-19 pandemic and the Government’s efforts to contain it. The National Economic Development Authority currently projects that a two-week quarantine in the Manila metropolitan area and nearby provinces would result in a 0.8 percentage point cut in the Republic’s GDP growth forecasts.

It is widely expected that the COVID-19 pandemic will continue to negatively affect the global economy and financial markets. However, the extent of the impact of COVID-19 on the Philippine economy and the speed and certainty of any economic recovery cannot be predicted, and any new surge in infections may result in stricter quarantine or lockdown measures across provinces, cities and municipalities, which may lead to further contraction of the Philippine economy, closure of businesses, and rise in unemployment rates. The situation continues to evolve, and the impact on the global and Philippine economy and the related government responses, including additional measures to be adopted by the Philippine national government and local government units, will depend on future developments which remain uncertain.

Recent Economic Indicators

The following table sets out the performance of certain of the Republic’s principal economic indicators for the specified periods.

Years 2016—2021

	2016	2017	2018	2019		2020	2021
GDP growth rate (%)	7.1	6.9	6.3	6.1		(9.6)	N/A
GNI growth (%) (at then-current market prices)	6.8	6.8	5.9	5.4		(11.4)	N/A
Consumer price inflation rate (2012 CPI basket)	1.3	2.9	5.2	2.5		2.6	4.5	(1)
Unemployment rate (%)	5.5	5.7	5.3	5.4		8.7 (2)	8.8	(3)
91-day T-bill rate (%)	1.5	2.1	3.5	4.7		2.0	1.0	(4)
External position
Balance of payments ($ million)	(1,038)	(863)	(2,306)	7,843		16,022	(2,771	)(1)
Export growth (%)	(2.4)	19.7	0.9	4.9		(13.3)	N/A
Import growth (%)	18.3	14.2	17.4	0.6		(24.5)	N/A
External debt ($ billion)	74.8	73.1	79.0	83.6		98.5	N/A
International reserves
Gross ($ billion)	80.7	81.6	79.2	87.8		110.1	104.8	(5)
Net ($ billion)	81.0	81.6	79.2	87.8		110.1	104.8	(5)
Months of retained imports(6)	8.8	7.8	6.9	7.6		12.6	12.0
Domestic credit growth (%)	17.0	13.9	14.9	8.7	(7)	6.9 (8)	5.6	(4)

Sources: Philippine Statistics Authority, Bangko Sentral.

Notes:

(1)	Preliminary data for the two months ended February 28, 2021.
(2)	Preliminary data as of October 2020 based on the 2020 Annual Estimates of Labor Force Survey October rounds.
(3)	Preliminary results as of February 2021 based on the 2021 Annual Estimates of Labor Force Survey February rounds.
(4)	Based on preliminary data for the three months ended March 31, 2021.
(5)	Preliminary data as of March 31, 2021.
(6)	Number of months of average imports of goods and payments of services and primary income that can be financed by reserves.
(7)	Figure represents the average of the growth rates in each quarter in 2019.
(8)	Preliminary figure representing the average growth rates for each quarter in 2020.

In 2020, GDP contracted by 9.6%, compared with growth of 6.1% in 2019 at constant 2018 market prices. The largest contributor to the contraction in 2020 was the effect of the ongoing global COVID-19 pandemic and the resulting domestic shutdowns, border controls, reduced tourism, disrupted trade and manufacturing and financial market spillovers. This resulted in a 9.2% contraction in the services sector in 2020, as compared with growth of 6.8% in 2019 at constant 2018 market prices, and a 13.2% contraction in the industry sector in 2020, as compared with growth of 5.2% in 2019 at constant 2018 market prices. GNI in 2020 contracted by 11.4%, compared to growth of 5.4% in 2019 at constant 2018 market prices. Net primary income contracted by 30.1% in 2020, compared to a contraction of 1.6% in 2019 at constant 2018 market prices.

The following table shows GDP by sector, net primary income and GNI at current market prices for the specified periods.

	Gross Domestic Product by Major Sector (at current market prices)					Percentage of GDP
	2016	2017	2018	2019	2020	2016	2020
	(₱ in millions, except as indicated)					(%)
Agriculture, forestry, and fishing	1,544,279	1,685,956	1,762,616	1,721,539	1,827,010	10.2	10.18
Industry sector
Mining and quarrying	125,898	148,094	163,322	161,656	136,039	0.8	0.76
Manufacturing	2,964,479	3,228,580	3,488,331	3,614,016	3,170,117	19.6	17.67
Electricity, steam, water and waste management	466,222	505,119	557,030	607,881	610,953	3.1	3.41
Construction	1,026,382	1,106,154	1,373,841	1,535,727	1,177,114	6.8	6.56
Total	4,582,981	4,987,948	5,582,525	5,919,281	5,094,222	30.3	28.40
Service sector
Wholesale and retail trade; repair of motor vehicles and motorcycles	2,668,596	2,926,502	3,237,304	3,517,653	3,321,007	17.6	18.51
Transportation and storage	580,079	637,191	697,839	757,661	548,973	3.8	3.06
Accommodation and food service activities	304,557	346,119	403,289	431,778	253,656	2.0	1.41
Information and communication	473,142	490,330	515,925	562,834	592,818	3.1	3.30
Financial and insurance activities	1,193,651	1,326,583	1,498,147	1,681,870	1,822,568	7.9	10.16
Real estate and ownership of dwellings	995,629	1,076,332	1,189,673	1,255,644	1,078,017	6.6	6.01
Professional and business services	992,234	1,110,458	1,159,265	1,219,757	1,132,869	6.6	6.32
Public administration and defense; compulsory social activities	562,254	642,127	767,706	890,688	950,763	3.7	5.30
Education	591,081	649,366	731,607	778,868	715,250	3.9	3.99
Human health and social work activities	269,554	289,060	308,268	329,862	329,708	1.8	1.84
Other services	374,345	388,679	411,025	450,429	271,720	2.5	1.51
Total	9,005,122	9,882,747	10,920,048	11,877,043	11,017,351	59.5	61.42
Total GDP	15,132,381	16,556,651	18,265,190	19,517,863	17,938,582	100.0	100.00
Net primary income	1,680,553	1,826,528	1,947,159	1,954,197	1,381,265
Total GNI	16,812,934	18,383,179	20,212,349	21,472,060	19,319,848
Total GDP ($ billions)(1)	304.9	316.6	330.9	383.7	374.2
Per capita GDP, PPP concept ($)(2)	7,806	8,348	8,943	9,961	8,574

Source: Philippine Statistics Authority.

Notes:

(1)	Calculated using the average exchange rate for the period indicated. See “—Monetary System—Foreign Exchange System.”
(2)	Figure represents annualized per capita GDP, PPP concept.

The following table shows GDP by sector at constant 2018 market prices for the specified periods.

	Gross Domestic Product by Major Sector (at constant 2018 market prices)					Percentage of GDP
	2016	2017	2018	2019	2020	2016	2020
	(₱ in millions, except as indicated)					(%)
Agriculture, forestry and fishing sector	1,672,085	1,743,134	1,762,616	1,783,855	1,780,544	10.4	10.2
Industry sector
Mining and quarrying	156,807	160,065	163,322	168,857	136,940	1.0	0.8
Manufacturing	3,070,939	3,317,641	3,488,331	3,620,456	3,266,648	19.1	18.6
Electricity, steam, water and waste management	500,472	523,161	557,030	591,312	589,089	3.1	3.4
Construction	1,133,124	1,201,714	1,373,841	1,507,244	1,119,438	7.1	6.4
Total	4,861,342	5,202,582	5,582,525	5,887,869	5,112,115	30.3	29.2
Services sector
Wholesale and retail trade; repair of motor vehicles and motorcycles	2,861,060	3,057,552	3,237,304	3,489,299	3,279,285	17.8	18.7
Transportation and storage	604,328	648,153	697,839	742,347	512,769	3.8	2.9
Accommodation and food service activities	332,612	371,234	403,289	425,692	232,389	2.1	1.3
Information and communication	462,876	483,683	515,925	557,007	584,981	2.9	3.3
Financial and insurance activities	1,275,687	1,382,521	1,498,147	1,676,448	1,768,604	7.9	10.1
Real estate and ownership of dwellings	1,068,415	1,129,083	1,189,673	1,238,469	1,027,860	6.7	5.9
Professional and business services	1,011,910	1,117,257	1,159,265	1,182,159	1,064,318	6.3	6.1
Public administration and defense; compulsory social activities	610,575	666,393	767,706	871,564	911,354	3.8	5.2
Education	627,112	671,837	731,607	766,089	683,563	3.9	3.9
Human health and social work activities	290,083	309,316	308,268	323,261	310,930	1.8	1.8
Other services	384,590	393,233	411,025	438,691	258,523	2.4	1.5
Total	9,529,249	10,230,262	10,920,048	11,711,027	10,634,575	59.3	60.7
Total GDP	16,062,676	17,175,978	18,265,190	19,382,751	17,527,234	100.0	100.0

Source: Philippine Statistics Authority.

Principal Sectors of the Economy

Agriculture, Forestry, and Fishing Sector

The agriculture, forestry and fishing sector contributed approximately 10.2% to GDP in 2020 compared to approximately 10.4% to GDP in 2016, at constant 2018 market prices.

Production in the agriculture, forestry, and fishing sector contracted by 0.2% in 2020, compared to growth of 1.2% in 2019 at constant 2018 market prices. The largest contributor to the contraction in 2020 was the effect of the ongoing global COVID-19 pandemic, which contributed to reversals in other animal production and poultry and egg production from growth of 31.8% and 5.8%, respectively, in 2019 to contraction of 3.2% and 2.4%, respectively, in 2020 at constant 2018 market prices, as well as a 6.9% contraction in livestock production in 2020 compared to a lower, 0.8% contraction in 2019 at constant 2018 market prices. These effects were partially offset by a reversal in palay production from a 5.9% contraction in 2019 to a 3.1% growth in 2020 at constant 2018 market prices.

Industry Sector

The industry sector consists of the mining and quarrying, manufacturing, electricity, steam, water and waste management and construction subsectors. The industry sector contributed approximately 29.2% to GDP in 2020 compared to approximately 30.3% to GDP in 2016, at constant 2018 market prices.

In 2020, the industry sector contracted by 13.2%, compared with growth of 5.2% in 2019 at constant 2018 market prices. The largest contributor to the contraction in 2020 was the effect of the ongoing global COVID-19 pandemic and the resulting domestic shutdowns, border controls, reduced tourism, disrupted trade and manufacturing and financial market spillovers. This resulted in a 25.7% contraction in the construction subsector in 2020, as compared to a growth of 8.9% in 2019 at constant 2018 market prices, as well as a 9.8% contraction in the manufacturing subsector in 2020, as compared to a growth of 3.6% in 2019 at constant 2018 market prices.

Manufacturing Subsector

In 2020, the manufacturing subsector contracted by 9.8%, compared to growth of 3.8% in 2019 at constant 2018 market prices. The largest contributor to the contraction in 2020 was the effect of the ongoing global COVID-19 pandemic and the resulting domestic shutdowns, border controls, reduced tourism, disrupted trade and manufacturing and financial market spillovers. This resulted in a 2.7% contraction in the manufacture of food products in 2020 as compared to growth of 3.7% in 2019, a 1.8% contraction in manufacture of chemical and chemical products in 2020 as compared to a growth of 13.3% in 2019, and a 48.1% contraction in manufacture of coke and refined petroleum products in 2020 as compared to a lower contraction of 16.2% in 2019, each at constant 2018 market prices.

Service Sector

The service sector includes the wholesale and retail trade and repair of motor vehicles and motorcycles; transportation and storage; accommodation and food service activities; information and communication; financial and insurance activities; real estate and ownership of dwellings; professional and business services; public administration and defense; compulsory social activities; education; human health and social work activities; and other services subsectors. The service sector remains the largest contributor to GDP, having contributed 60.7% to GDP at constant 2018 market prices in 2020, an increase from 59.3% in 2015.

The service sector contracted by 9.2% in 2020, compared to 6.8% growth recorded in 2019 at constant 2018 market prices. The main contributor to the contraction in the 2020 was the effect of the ongoing global COVID-19 pandemic and the resulting domestic shutdowns, border controls, reduced tourism, disrupted trade and manufacturing and financial market spillovers. This resulted in a 6.0% contraction in the wholesale and retail trade and repair of motor vehicles and motorcycles subsector as compared to 7.2% growth in 2019; a 30.9% contraction in the transportation and storage subsector as compared to 6.0% growth in 2019; and a 17.0% contraction in the real estate and ownership of dwellings subsector as compared to 3.9% growth in 2019, in each case, at constant 2018 market prices.

Net Primary Income

Net primary income is a component of GNI but is not included in GDP. Net primary income is a significant factor in the Philippine economy, largely driven by OFW remittances. Net primary income includes estimates of the amount of compensation of OFWs, as well as investment income of OFWs from their properties. According to the latest figures from the PSA for years 2016, 2017, 2018, 2019 and 2020, net primary income accounted for 10.1%, 10.0%, 9.6%, 9.0% and 7.1% of GNI, respectively, at constant 2018 market prices.

In 2020, net primary income contracted by 30.1%, compared to a 1.6% contraction in 2019, based on constant 2018 market prices. This higher contraction was primarily due to a 29.3% decrease in inflows arising from compensation in 2020 from growth of 2.4% in 2019. This was partially offset a 38.3% decrease in outflows arising from compensation in 2020 from growth of 100.3% in 2019.

Prices, Employment and Wages

Inflation

The following table sets out the CPI and inflation rate (based on the 2012 CPI basket) and the manufacturing sector’s equivalent, the producer price index (“PPI”) (based on the 2000 PPI basket), as well as the annual percentage changes in each index.

Changes in Consumer and Producer Price Index

	Changes in Consumer and Producer Price Index
	2016	2017	2018	2019	2020	2021(1)
Consumer price index (2012 CPI basket)	108.4	111.5	117.3	120.2	123.3	128.1
Inflation rate (2012 CPI basket)	1.3%	2.9%	5.2%	2.5%	2.6%	4.5%
Producer price index for manufacturing (2000 PPI basket)	134.1	132.9	133.8	136.0	129.8	N/A
Inflation rate (2000 PPI basket)	(4.8)%	(0.9)%	0.7%	1.6%	(4.3)%	N/A

Source: Bangko Sentral; Philippine Statistics Authority.

Notes:

(1)	Based on preliminary data for the two months ended February 28, 2021.

Consumer Price Index

The average inflation rate for 2020 was 2.6%, higher than the average inflation rate of 2.5% in 2019. The higher rate of inflation in 2020 was due mainly to higher growth in the price indices of food and non-alcoholic beverages at 2.7% in 2020 as compared to 2.1% in 2019. This effect was partially offset by lower growth in the price indices of housing, water, electricity, gas, and other fuels at 0.9% in 2020 and restaurants and miscellaneous goods and services at 2.4% in 2020 as compared to 2.4% and 3.4%, respectively, in 2019.

In the first two months of 2021, the average inflation rate was 4.5%, higher than the average inflation rate of 2.8% in the first two months of 2020. The higher rate of inflation in the first two months of 2021 was due mainly to higher growth in the price indices of food and non-alcoholic beverages at 6.4% in the first two months of 2021 as compared to 2.1% in the first two months of 2020. This effect was partially offset by lower growth in the price indices of housing, water, electricity, gas, and other fuels at 0.7% in the first two months of 2021 as compared to 2.1% in the first two months of 2020.

Producer Price Index

In 2020, the producer price index recorded average deflation of 4.0%, compared to average inflation of 1.6% recorded in 2019, based on the 2000 PPI basket. This was primarily due to a decrease in the producer price index for paper and paper products from an average inflation of less than 0.1% in 2019 to an average deflation of 9.6%, respectively, in 2020, based on the 2000 PPI basket. The producer price indices for most other major industry groups likewise decreased during this period.

In January 2021, the 2018 PPI basket was released. The Government stopped reporting inflation figures based on the 2000 PPI basket in January 2021.

The PPI index as of February 28, 2021 was 91.2 as compared to 96.2 as of February 28, 2020 and 92.7 as of December 31, 2020, based on the 2018 PPI basket.

In the first two months of 2021, the producer price index recorded average deflation of 5.3%, higher than the average deflation rate of 3.3% in the first two months of 2020, based on the 2018 PPI basket. The higher rate of inflation in the first two months of 2021 was due mainly to a 26.8% decrease in the producer price index of manufacture of coke and refined petroleum products in the first two months of 2021 as compared to a 6.4% increase in the first two months of 2020. The producer price indices for most other major industry groups likewise decreased during this period.

Employment and Wages

The following table presents selected employment estimates for various sectors of the economy.

	Selected Employment Information
	2016	2017	2018(1)	2019(2)	2020(3)	2021(4)
	(all figures in percentages except as indicated)
Employed persons (in thousands)(5)	40,998	40,334	41,157	42,537	39,836	43,153
Unemployment rate (%)	5.5	5.7	5.3	4.6	8.6	8.8
Employment share by sector:
Agriculture, hunting, forestry and fishing sector	26.9	25.4	24.3	22.8	24.5	23.9
Industry sector
Mining and quarrying	0.5	0.5	0.5	0.4	0.4	0.3
Manufacturing	8.3	8.6	8.8	8.5	7.6	7.6
Construction	8.3	8.8	9.4	9.8	10.0	9.5
Water supply, sewerage, waste management and remediation activities	0.2	0.2	0.1	0.1	0.2	0.2
Electricity, gas, steam and air conditioning supply	0.2	0.2	0.2	0.2	0.2	0.1

Total industry sector	17.5	18.3	19.1	19.1	18.3	17.7
Service sector
Transport and storage	7.4	7.8	7.8	8.2	7.1	7.15
Wholesale and retail trade; repair of motor vehicles and motorcycles	19.6	19.6	19.4	19.9	21.0	22.3
Finance and housing(6)	7.1	7.7	8.0	8.5	8.0	7.9
Other services(7)	21.5	21.3	21.4	21.5	27.1	20.9

Total service sector	55.6	56.3	56.6	58.1	57.2	58.4

Total employed	100.0	100.0	100.0	100.0	100.0	100.0

Sources: Philippine Statistics Authority; Annual Labor and Employment Status; Labor Force Survey.

Notes:

(1)	Annual estimates were based on the final results of the 2018 Labor Force Survey.
(2)	Annual estimates were based on the final results of the 2019 Labor Force Survey.
(3)	Preliminary results of as of October 2020 based on the 2020 Annual Estimates of Labor Force Survey October rounds.
(4)	Preliminary results as of February 2021 based on the 2021 Annual Estimates of Labor Force Survey February rounds.
(5)	Does not include OFWs.
(6)	Sum of financial and insurance activities, real estate activities and public administration and defense; compulsory social security subsectors.
(7)	Sum of all other service sectors excluding transport and storage, wholesale and retail trade; repair of motor vehicles and motorcycles, finance and housing.

In October 2020, the total number of employed persons in the Republic, excluding OFWs, was estimated at 39.8 million. The unemployment rate was 8.6% in October 2020, higher than the 4.6% recorded in October 2019. The labor force participation rate was 58.7% in October 2020, lower than the 61.4% recorded in October 2019. In October 2020, workers in the Republic were primarily employed in the service sector, representing 57.2% of the total employed population in the Republic, of which workers in the wholesale and retail trade and repair of motor vehicles and motorcycles comprised 21.0% of the total employed. Workers in the agriculture, hunting, forestry and fishing sector and the industry sector comprised 24.5% and 18.3% of the total employed in October 2020, compared to 22.8% and 19.1% in October 2019, respectively.

In February 2021, the total number of employed persons in the Republic, excluding OFWs, was estimated at 43.2 million. The unemployment rate was 8.8% in February 2021, higher than the 5.3% recorded in January 2020. The labor force participation rate was 63.5% in February 2021, lower than the 61.7% recorded in January 2020. In February 2021, workers in the Republic were primarily employed in the service sector, representing 58.4% of the total employed population in the Republic, of which workers in the wholesale and retail trade and repair of motor vehicles and motorcycles comprised 22.3% of the total employed. Workers in the agriculture, hunting, forestry and fishing sector and the industry sector comprised 23.9% and 17.7% of the total employed in February 2021, compared to 22.6% and 18.8% in January 2020, respectively.

The following table presents employment information in the Republic by age group:

	Percentage Distribution of Household Population 15 Years Old and over by Employment Status, by Age Group
	October 2019	October 2020(1)	February 2021(2)
Age Group	Unemployed	Unemployed	Unemployed
	(all figures in percentages except as indicated)
15 – 24	45.9	34.7	33.4
25 – 34	33.0	32.8	32.6
35 – 44	10.1		15.7
45 – 54	6.4	10.1	9.8
55 – 64	3.6	5.2	6.7
65 and over	0.9	1.1	1.8

Total for all ages	100.0	100.0	100.0

Source: Philippine Statistics Authority; October 2019, October 2020 and February 2021 Labor Force Survey.

Notes:

(1)	Preliminary data for the ten months ended October 31, 2020.
(2)	Preliminary data for the two months ended February 28, 2021.

Balance of Payments

The following table sets out balance of payments of the Republic for the periods indicated.

	Balance of Payments
	2018	2017	2018	2019	2020(1)
	($ in millions)
Current account(2)	(1,199)	(2,143)	(8,877)	(3,047)	12,979
Exports	108,905	124,126	129,980	136,889	118,656
Imports	110,104	126,269	138,857	139,936	105,678
Goods, Services, and Primary Income	(25,926)	(28,295)	(35,695)	(30,996)	(14,403)
Total exports	83,494	97,229	102,373	108,143	90,416
Total imports	109,420	125,525	138,068	139,139	104,819
Goods and Services	(28,506)	(31,522)	(39,364)	(36,364)	(18,759)
Exports	73,938	86,646	90,374	94,741	78,882
Imports	102,444	118,168	129,738	131,013	97,581
Goods	(35,549)	(40,215)	(50,972)	(49,312)	(31,839)
Exports	42,734	51,814	51,977	53,477	47,411
Imports	78,283	92,029	102,949	102,788	79,250
Services	7,043	8,693	11,608	13,039	13,080
Exports	31,204	34,832	38,397	41,264	31,410
Imports	24,160	26,139	26,789	28,225	18,331
Primary Income	2,579	3,226	3,669	5,276	4,356
Receipts	9,556	10,583	11,999	13,402	11,594
Payments	6,977	7,357	8,330	8,125	7,238
Secondary Income	24,728	26,153	26,818	27,949	27,381
Receipts	25,411	26,897	27,607	28,746	28,240
Payments	684	745	788	797	859
Capital account(2)	62	69	65	127	63
Receipts	77	103	103	147	88
Payments	15	34	38	20	25
Financial account(3)	175	2,798	(9,332)	(8,034)	4,608
Net acquisition of financial assets(4)	5,658	6,717	7,522	7,297	12,319
Net incurrence of liabilities(4)	5,483	9,515	16,855	15,331	16,928
Direct investment	(5,883)	(6,952)	(5,833)	(5,320)	(3,017)
Net acquisition of financial assets(4)	2,397	3,305	4,116	3,351	3,525
Net incurrence of liabilities(4)	8,280	10,256	9,949	8,671	6,542
Portfolio investment	1,480	2,454	1,448	(2,474)	502
Net acquisition of financial assets(4)	1,216	1,658	4,740	2,402	5,787
Net incurrence of liabilities(4)	(264)	(796)	3,292	4,876	5,285
Financial derivatives	(32)	(51)	(53)	(173)	(239)
Net acquisition of financial assets(4)	(701)	(503)	(679)	(874)	(840)
Net incurrence of liabilities(4)	(669)	(453)	(626)	(701)	(602)
Other investment	4,610	1,750	(4,894)	(67)	1,855
Net acquisition of financial assets(4)	2,746	2,257	(654)	2,417	3,847
Net incurrence of liabilities(4)	(1,864)	508	4,240	2,484	5,702
Net unclassified items(5)	274	(1,588)	(2,826)	2,729	(1,629)

Overall balance of payments position(6)	(1,038)	(863)	(2,306)	7,843	16,022

Source: Department of Economic Statistics, Bangko Sentral.

Notes:

(1)	Preliminary data.

(2)	Balances in the current and capital accounts are derived by deducting debit entries from credit entries.
(3)	Balances in the financial account are derived by deducting net incurrence of liabilities from net acquisition of financial assets.
(4)	Negative values of Net Acquisition of Financial Assets indicate withdrawal/disposal of financial assets; negative values of Net Incurrence of Liabilities indicate repayment of liabilities.
(5)

Net unclassified items is an offsetting account to the overstatement or understatement in either receipts or payments of the recorded balance of payments components relative to the overall balance of payments position.

(6)

The overall balance of payments position is calculated as the change in the country’s net international reserves, less non-economic transactions (revaluation and gold monetization/demonetization). Alternatively, it can be derived by adding the current and capital account balances less financial account plus net unclassified items.

Overall Balance of Payments Performance

In 2020, according to preliminary data, the overall balance of payments position of the Republic recorded a surplus of $16.0 billion compared to the $7.8 billion surplus recorded in 2019. The change was primarily the result of a net inflow in the current account, which recorded a surplus of $13.0 billion in 2020, as compared to a deficit of $3.0 billion in 2019. This was partially offset by a lower net outflow in the financial account, which recorded net outflows of $4.6 billion in 2020, as compared to net outflows of $8.0 billion in 2019.

Current Account

In 2020, according to preliminary data, the current account recorded a surplus of $13.0 billion, compared to a deficit of $3.0 billion recorded in 2019. This surplus was primarily due to a 35.4% decrease in trade-in-goods deficit from $49.3 billion in 2019 to $31.8 billion in 2020. This effect was partially offset by 17.4% and 2.0% decreases in surplus in primary income and secondary income to $4.3 billion and $27.9 billion in 2020, respectively, compared to $5.3 billion and $28.0 billion in 2019, respectively.

Goods Trade

In 2020, according to preliminary data, the trade-in-goods deficit decreased by 35.4% to $31.8 billion, compared to a deficit of $49.3 billion recorded in 2019. The decrease in trade-in-goods deficit was primarily the result of a decrease in imports, which decreased by 22.9% in 2020 to $79.3 billion, compared to $102.8 billion recorded in 2019. In addition, exports of goods decreased by 11.3% to $47.4 billion in 2020, compared to $53.5 billion in 2019. Both decreases in exports as well as imports of goods were due mainly to the effect of the ongoing global COVID-19 pandemic and the resulting domestic shutdowns, border controls, reduced tourism, disrupted trade and manufacturing and financial market spillovers.

Exports of Goods

The following table sets out the Republic’s exports of goods by major commodity group, as reported by the PSA.

	Exports by Major Commodity Groups
	Annual					Growth Rates		Percentage of Total Exports
Commodities	2016	2017	2018	2019	2020(1)	2019	2020(1)	2016	2020(1)
						(%)		(%)
	($ in millions, except percentages)
Agricultural products
Coconut products	1,437	2,051	1,539	1,294	1,176	(15.9)	(9.1)	2.5	1.8
Sugar and products	105	217	76	67	66	(11.7)	(1.6)	0.2	0.1
Fruits and vegetables	1,581	1,850	1,980	2,854	2,565	44.1	(10.1)	2.8	4.0
Other agro-based products	864	1,013	990	952	849	(3.8)	(10.8)	1.5	1.3

Total agricultural based products	3,987	5,131	4,585	5,167	4,656	12.7	(31.6)	6.9	7.2

Forest products	28	184	257	358	310	39.1	(13.4)	0.0	0.5
Mineral products	2,350	4,285	4,045	4,664	4,981	15.3	6.8	4.1	7.8
Petroleum products	282	396	494	226	187	(54.3)	(17.0)	0.5	0.3
Manufacturing								0.0
Electronic products	29,418	36,536	38,327	40,022	36,984	4.4	(7.6)	51.2	57.9
Other electronics	2,825	3,197	3,302	3,469	2,685	5.0	(22.6)	4.9	4.2
Garments	1,099	1,099	974	928	643	(4.8)	(30.7)	1.9	1.0
Textile yarns/fabrics	189	235	215	217	308	1.0	42.2	0.3	0.5
Footwear	49	80	103	132	113	28.1	(14.7)	0.1	0.2
Travel goods and handbags	472	485	597	745	418	24.6	(43.8	0.8	1.1
Wood manufacturing	2,714	1,204	320	251	170	(21.6)	(32.3)	4.7	0.7
Furniture and fixtures	265	337	353	299	329	(15.4)	10.1	0.5	0.5
Chemicals	1,722	1,786	1,572	1,508	1,300	(4.1)	(13.8)	3.0	2.0
Non-metallic mineral manufacturing	151	202	236	267	225	13.3	(15.9)	0.3	0.4
Machinery and transport equipment	4,276	5,093	4,813	4,128	2,205	(14.2)	(46.6)	7.4	3.5
Processed food and beverages	1,076	1,395	1,333	1,330	1,218	0.2	(8.4)	1.9	1.9
Iron and steel	122	131	124	93	35	(24.8)	(62.3)	0.2	0.1
Baby carriages, toys, games and sporting goods	235	214	222	269	228	20.8	(15.1)	0.4	0.4
Basketwork, wicker-work, and other articles of plaiting materials	48	43	35	31	44	(13.1)	44.3	0.1	0.1
Miscellaneous	746	729	1,042	963	775	(7.6)	(19.7)	1.3	1.2
Others	4,296	4,571	4,639	4,227	4,937	(8.9)	16.8	7.5	7.7

Total Manufacturing	49,702	57,336	58,207	58,876	52,615	1.1	(10.6)	86.6	82.4
Special transactions	1,057	1,382	1,720	1,637	1,130	(4.8)	(31.0)	1.8	1.8

Total exports	57,406	68,713	69,307	70,927	63,879	2.3	(9.9)	100.0	100

Source: Philippine Statistics Authority, Bangko Sentral.

Note:

(1)	Preliminary data.

The following table sets out the Republic’s exports of goods by destination, as reported by the PSA.

	Exports of Goods by Destination					Percentage of Total Exports
Country	2016	2017	2018	2019	2020(1)	2016	2020(1)
						(%)
	($ in millions, except percentages)
United States	8,851	9,661	10,636	11,567	9,716	15.4	15.2
European Union(2)	6,970	9,607	8,908	8,285	6,847	12.1	10.7
Japan	11,670	10,853	10,323	10,675	9,924	20.3	15.5
People’s Republic of China	6,373	8,017	8,817	9,814	9,622	11.1	15.1
Hong Kong	6,617	9,024	9,564	9,625	9,086	11.5	14.2
South Korea	2,182	4,334	2,608	3,241	2,536	3.8	4.0
Singapore	3,824	3,973	4,316	3,832	3,758	6.7	5.9
Taiwan	2,127	2,451	2,521	2,253	2,057	3.7	3.2
Southeast Asia(3)	4,806	6,122	6,832	6,958	6,418	8.4	10.0
Others	3,986	4,671	4,782	4,677	3,915	6.9	6.1

Total	57,406	68,713	69,307	70,927	63,879	100.0	100.0

Source: Philippine Statistics Authority, Bangko Sentral.

Notes:

(1)	Preliminary data.
(2)

Includes Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, France, Federal Republic of Germany, Finland, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Slovak Republic, Slovenia, Spain, Sweden, Romania and the United Kingdom.

(3)	Includes only Malaysia, Indonesia, Thailand, Brunei Darussalam, Vietnam, Myanmar and Laos.

In 2020, according to preliminary PSA data, total exports of goods decreased by 9.9% to $63.9 billion, from the $70.9 billion recorded in 2019. This was primarily a result of the effect of the ongoing global COVID-19 pandemic and the resulting domestic shutdowns, border controls, reduced tourism, disrupted trade and manufacturing and financial market spillovers. As a result, exports of manufactured goods, which comprised 82.4% of total exports, decreased to $52.6 billion in 2020, a decrease of 10.6% over the $58.9 billion recorded in 2019. Exports of agriculture-based products, which comprised 7.2% of total exports, decreased to $4.6 billion in 2020, a decrease of 9.8% from $5.1 billion in 2019. These effects were partially offset by a 6.8% increase in exports of mineral products, which comprised 7.8% of total exports, to $5.0 billion in 2020 from $4.7 billion in 2019.

Imports of Goods

The following table sets out the sources of the Philippines’ imports of goods by commodity group.

	Imports of Goods by Commodity Group
	Annual					Growth Rates		Percentage of Total Exports
Commodities	2016	2017	2018	2019	2020(1)	2019	2020(1)	2016	2020(1)
						(%)		(%)
	($ in millions, except percentages)
Capital goods	28,746	31,469	35,285	37,434	28,442	6.1	(24.0)	34.2	33.2
Raw materials and intermediate goods
Unprocessed raw materials	2,727	4,276	4,851	3,576	3,000	(26.3)	(16.1)	3.2	3.5
Semi-processed raw materials	29,310	32,662	39,979	37,041	31,210	(7.3)	(15.7)	34.8	36.4
Raw materials and intermediate goods	32,038	36,938	44,830	40,617	34,210	(9.4)	(15.8)	38.1	40.0

Mineral fuels and lubricants	7,969	10,796	14,041	13,362	7,439	(4.8)	(44.3)	9.5	8.7
Consumer goods
Durable	8,374	9,467	9,804	10,176	6,822	3.8	(33.0)	10.0	8.0
Non-durable	6,448	6,931	8,202	9,084	7,922	10.8	(12.8)	7.7	9.2

Total consumer goods	14,822	16,398	18,006	19,260	14,744	7.0	(23.4)	17.6	17.2
Special transactions(2)	533	493	680	920	852	35.2	(7.4)	0.6	1.0
Total imports	84,108	96,093	112,841	111,593	85,687	(1.1)	(23.2)	100.0	100.0

Source: Philippine Statistics Authority, Bangko Sentral.

Notes:

(1)	Preliminary data.
(2)	Excludes value of goods that do not involve change in ownership such as consigned, returned/replacement and temporarily imported goods.

The following table sets out the sources of the Philippines’ imports of goods by country.

	Imports of Goods by Source					Percentage of Total Exports
Country	2016	2017	2018	2019	2020(1)	2016	2020(1)
						(%)
	($ in millions, except percentages)
Japan	9,882	10,912	10,818	10,580	8,154	11.75	9.45
United States	7,576	7,784	8,062	8,072	6,642	9.01	7.8
Southeast Asia(2)	16,577	19,616	22,250	22,465	17,316	19.71	20.2
People’s Republic of China	15,565	17,464	22,015	25,496	19,874	18.51	23.2
Hong Kong	2,492	2,715	3,046	3,598	2,656	2.96	3.1
Taiwan	5,185	5,090	5,500	4,753	4,568	6.16	5.3
South Korea	5,568	8,465	11,312	8,477	6,682	6.62	7.8
Singapore	5,464	5,599	6,174	6,658	5,388	6.50	6.3
Oceania(3)	1,571	2,635	2,461	2,213	1,364	1.87	1.6
European Union(4)	6,743	6,644	8,587	9,338	6,217	8.02	7.3
Middle East(5)	3,019	3,800	5,685	3,704	1,830	3.59	2.1
Others	4,466	5,369	6,931	6,239	4,996	5.31	5.8

Total	84,108	96,093	112,841	111,593	85,687	100.00	100.0

Source: Philippine Statistics Authority, Bangko Sentral.

Notes:

(1)	Preliminary data.
(2)	Includes only Malaysia, Indonesia, Thailand, Brunei Darussalam, Vietnam, Myanmar and Laos.

(3)

Includes Australia, New Zealand and Pacific Island countries including Fiji Island, Papua Territory (New Guinea), Solomon Island, Tonga Island, Vanuatu (New Hebrides) and Western Samoa, and other Oceania countries.

(4)

Includes Austria, Belgium, Bulgaria, Croatia (from 2013 onwards), Cyprus, Czech Republic, Denmark, Estonia, France, Federal Republic of Germany, Finland, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Slovak Republic, Slovenia, Spain, Sweden, Romania and the United Kingdom.

(5)	Includes Iran, Iraq, Kuwait, Saudi Arabia, the United Arab Emirates and other Middle Eastern countries.

In 2020, according to preliminary PSA data, total imports of goods decreased by 23.2% to $85.7 billion, from the $111.6 billion recorded in 2019. This decrease was primarily due to the effects of the ongoing global COVID-19 pandemic and the resulting domestic shutdowns, border controls, reduced tourism, disrupted trade and manufacturing and financial market spillovers, which led to decreases in imports of capital goods, raw materials and intermediate goods, mineral fuels and lubricants, and consumer goods by 24.0%, 15.8%, 44.3% and 23.5% to $28.4 billion, $34.2 billion, $7.4 billion and $14.7 billion in 2020, respectively, from $37.4 billion, $40.6 billion, $13.4 billion and $19.3 billion in 2019, respectively.

Services Trade

The following table sets out the Republic’s services trade by sector for the periods indicated.

	Services Trade
	2016	2017	2018	2019	2020
	($ millions)
Total services trade	7,043	8,693	11,608	13,039	13,080
Exports	31,204	34,832	38,397	41,264	31,410
Imports	24,160	26,139	26,789	28,225	18,331
Maintenance and repair services	(29)	(51)	(54)	(61)	(28)
Exports	83	80	83	110	65
Imports	112	132	136	171	93
Transportation	(2,441)	(2,533)	(2,653)	(2,280)	(2,351)

Exports	1,897	2,485	2,703	2,883	1,678
Imports	4,338	5,018	5,356	5,164	4,030
of which: Passenger	600	768	865	787	456
Exports	1,146	1,361	1,475	1,674	759
Imports	546	592	611	887	304
of which: Freight	(2,767)	(3,188)	(3,434)	(3,046)	(2,937)
Exports	427	687	764	763	547
Imports	3,195	3,875	4,197	3,809	3,484
of which: Other	(274	(113	(84	(282	129
Exports	323	438	464	446	372
Imports	598	550	548	468	242
Travel	(5,992)	(4,861)	(3,623)	(2,257)	(2,558)

Exports	5,143	6,988	8,240	9,781	2,010
Imports	11,135	11,850	11,863	12,038	4,568
Construction services	11	(6)	(12)	(5)	(11)

Exports	71	57	61	66	85
Imports	60	63	73	71	97
Insurance and pension services	(1,269)	(1,417)	(1,379)	(1,554)	(1,234)

Exports	77	85	86	90	75
Imports	1,345	1,502	1,465	1,644	1,309
Financial services	(164)	(268)	(287)	(539)	(351)

Exports	394	237	279	234	87
Imports	559	506	566	772	438
Charges for the use of intellectual property	(537)	(734)	(873)	(805)	(504)

Exports	9	17	44	28	15
Imports	546	751	917	833	519
Telecommunications, computer, and information services	4,822	4,787	4,949	4,766	4,050
Exports	5,493	5,638	5,940	6,098	5,568
Imports	671	852	991	1,332	1,518
Other business services	10,214	10,596	12,025	11,981	12,604

Exports	15,125	15,580	16,653	17,456	17,625
Imports	4,911	4,984	4,628	5,475	5,020
Personal, cultural and recreational services	43	3	(125)	(26)	(18)

Exports	169	191	149	161	136
Imports	126	188	274	187	154
Government services	(339)	(275)	(499)	(520)	(565)

Exports	17	19	19	19	19
Imports	357	294	518	539	584

Source: Bangko Sentral. All data are preliminary.

In 2020, the trade-in-services account recorded a surplus of $13.1 billion, a 0.3% increase from the $13.0 billion surplus recorded in 2019. The higher surplus was mainly attributable to a 5.2% increase in the surplus of other business and services from $12.0 billion in 2019 to $12.6 billion in 2020; a 20.6% decrease in the deficit of insurance and pension services from $1.6 billion in 2019 to $1.2 billion in 2020; and a 37.4% decrease in the deficit of insurance and pension services from $805 million billion in 2019 to $504 million in 2020. These effects were partially offset by a 15.0% decrease in the surplus of telecommunications, computer, and information services from $4.8 billion in 2019 to $4.1 billion in 2020.

Primary Income

The following table sets out the Republic’s primary income for the periods indicated.

	Primary income
	2016	2017	2018	2019	2020(1)
	($ in millions)
Total Primary Income	2,579	3,226	3,669	5,276	4,356

Credit	9,556	10,583	11,999	13,402	11,594
Debit	6,977	7,357	8,330	8,125	7,238
Compensation of employees	7,386	7,769	8,130	8,685	8,443

Credit	7,518	7,926	8,288	8,827	8,579
Debit	131	157	158	142	136
Investment income	(4,807)	(4,542)	(4,461)	(3,409)	(4,087)

Credit	2,038	2,658	3,711	4,575	3,015
Debit	6,846	7,200	8,172	7,984	7,102
Direct investment income	(2,929)	(3,067)	(3,619)	(2,740)	(2,985)
Credit	782	960	1,471	2,033	1,181
Debit	3,711	4,027	5,090	4,773	4,165
Income on equity and investment fund shares	(3,353)	(3,490)	(3,994)	(3,410)	(3,547)
Credit	133	240	379	565	326
Debit	3,486	3,730	4,373	3,975	3,872
Dividends and withdrawals from income of quasi-corporations	(2,627)	(2,756)	(3,170)	(2,379)	(2,682)
Credit	149	111	306	464	212
Debit	2,776	2,867	3,476	2,843	2,894
Reinvested earnings	(726)	(734)	(824)	(1,031)	(865)
Credit	(16)	129	73	101	113
Debit	710	863	897	1,132	978
Income on debt (interest)	424	423	375	670	562
Credit	649	720	1,092	1,468	855
Debit	224	297	717	798	293
Portfolio investment income	(2,458)	(2,210)	(2,041)	(2,004)	(1,895)
Credit	188	394	427	377	456
Debit	2,646	2,604	2,469	2,380	2,351
Income on equity and investment fund shares	(910)	(1,092)	(1,003)	(985)	(825)
Credit	0	2	11	1	10
Debit	910	1,094	1,014	986	835
Dividends on equity excluding investment fund shares	(910)	(1,092)	(1,003)	(985)	(496)
Credit	0	2	11	1	10
Debit	910	1,094	1,014	986	835
Interest	(1,548)	(1,119)	(1,038)	(1,019)	(1070)
Credit	188	391	416	375	446
Debit	1,737	1,510	1,455	1,394	1516
Short term (Money market instruments)	(157)	(44)	(12)	(5)	(84)
Credit	14	18	9	8	118
Debit	170	62	21	12	202

	Primary income
	2016	2017	2018	2019	2020(1)
	($ in millions)
Long term (Bonds and notes)	(1,392)	(1,075)	(1,026)	(1,014)	(986)
Credit	175	373	408	367	328
Debit	1,566	1,447	1,434	1,381	1,313
Central Banks	(19)	(18)	(18)	(13)	(12)
Deposit-taking corporation, except the central bank	(64)	(49)	(65)	(143)	(122)
General government	(1,135)	(1,080)	(1,128)	(1,100)	(1073)
Other sectors	(174)	72	185	242	221
Credit	175	373	408	367	328
Debit	348	301	223	125	107
Other investment income	(211)	(214)	(15)	(192)	(314)
Receipts	277	355	598	639	272
Payments	488	569	613	831	585
Central banks	0	(5)	(10)	(12)	(3)
Credit	0	0	0	0	0
Debit	0	5	10	12	3
Deposit-taking corporations, except the central bank	121	160	283	275	115
Credit	186	230	379	420	203
Debit	65	70	96	145	88
General government	(242)	(281)	(347)	(467)	(359)
Other sectors	(90	(88	59	12	(67)
Credit	91	125	219	219	68
Debit	181	213	160	207	136

Source: Bangko Sentral.

Note:

(1)	Preliminary data.

In 2020, according to preliminary data, the primary income account recorded a surplus of $4.4 billion, a 17.4% decrease from the $5.3 billion surplus recorded in 2019. The lower surplus was primarily the result of the effects of the ongoing global COVID-19 pandemic and the resulting domestic shutdowns, border controls, reduced tourism, disrupted trade and manufacturing and financial market spillovers, which led to a 2.9% decrease in the compensation of employees account surplus to $8.4 billion in the 2020 from $8.7 billion in the 2019, and 19.9%, 8.9% and 1.4% respective increases in the deficit in investment income, direct investment and income on equity and investment fund shares to deficits of $4.1 billion, $3.0 billion and $3.6 billion, respectively, in 2020 from deficits of $3.4 billion, $2.7 billion and $3.4 billion in 2019. These effects were partially offset by a 5.4% decrease in deficit of portfolio investment to a deficit of $1.9 billion in 2020, compared to a deficit of $2.0 billion in 2019.

Secondary Income

The following table sets out the Republic’s secondary income for the periods indicated.

	Secondary Income
	2016	2017	2018	2019	2020(1)
	($ in millions)
Total Secondary Income	24,728	26,153	26,818	27,949	27,381
Credit	25,411	26,897	27,607	28,746	28,240
Debit	684	745	788	797	859
General Government	560	569	554	846	631
Receipts	618	636	583	883	671
Payments	58	67	29	37	39
Financial corporations, nonfinancial corporations, households and non-profit institutions serving households	24,167	25,584	26,264	27,103	26,750
Credit	24,793	26,261	27,024	27,863	27,569
Debit	626	677	759	760	819
Personal transfers	23,559	24,795	25,421	26,256	26,259
Credit	23,624	24,884	25,521	26,341	26,334
Debit	65	89	100	84	75
Other transfers	608	789	844	846	491
Credit	1,169	1,377	1,502	1,523	1,236
Debit	561	588	659	676	744

Source: Bangko Sentral.

Note:

(1)	Preliminary data.

In 2020, according to preliminary data, the secondary income account recorded a surplus of $27.4billion, 2.0% lower than the $28.0 billion surplus recorded in 2019. The decreased surplus was due mainly to 1.3% and 42.0% respective decreases in the financial corporations, non-financial corporations, households and non-profit institutions serving households account surplus and the other transfers surplus to $26.8 billion and $491 million, respectively, in 2020 from $27.1 billion and $846 million, respectively, in 2019.

Financial Account

The following table sets out the Republic’s direct investments for the periods indicated.

	Direct Investments
	2016	2017	2018	2019	2020(1)
	($ in millions)
Total direct investment	(5,883)	(6,952)	(5,833)	(5,320)	(3,017)

Net acquisition of financial assets	2,397	3,305	4,116	3,351	3,525

Direct investor in direct investment enterprises	737	1,758	1,029	926	125
Placements	848	2,027	1,123	1,103	248
Withdrawals	112	270	94	178	123
Reinvestment of earnings	(16)	129	73	101	113
Debt instruments	1,676	1,419	3,014	2,325	3,287
Claims on affiliated enterprises	332	6	7	418	22
Liabilities to affiliated enterprises	1,344	1,413	3,007	1,907	3,265
Net incurrence of liabilities	8,280	10,256	9,949	8671	6,542

Equity capital	3,302	4,261	3,242	2,295	1,476
Direct investor in direct investment	2,592	3,398	2,346	2295	1,476
Placements	3,185	3,885	2,935	3002	1868
Withdrawals	593	487	590	706	392
Reinvestment of earnings	710	863	897	1,132	978
Debt Instruments	4,977	5,996	6,706	5,244	4,089
Claims on direct investors	4,956	5,856	6,367	4,500	3,785
Liabilities to direct investors	21	140	339	744	304

Source: Bangko Sentral.

Note:

(1)	Preliminary data.

The following table sets out the Republic’s portfolio investments for the periods indicated.

	Portfolio Investments
	2016	2017	2018	2019	2020(1)
	($ in millions)
Portfolio Investment	1,480	2,454	1,448	(2,474)	502
Net acquisition of financial assets	1,216	1,658	4,740	2,402	5,787
Equity securities	20	743	85	702	400
Central banks	(6)	0	0	0	0
Deposit-taking corporations, except the central bank	55	(9)	(42)	81	2
Other sectors	(30)	752	127	622	398
Debt securities	1,196	915	4,655	1,700	5,387
Central bank	0	32	(5)	95	1,378
Deposit-taking corporations, except the central bank	188	445	3,190	1,983	1,985
Other sectors	1,008	437	1,471	(379)	2,024
Net incurrence of liabilities	(264)	(796)	3,292	4,876	5,285
Equity securities	131	496	(1,031)	1,764	(2,541)
Deposit-taking corporations, except the central bank	(236)	0	(487)	(99)	(739)
Other sectors	367	495	(544)	3,379	2,862
Debt securities	(395)	(1,292)	4,324	3,112	7,826
Central bank	—	(15)	1	(6)	(24)
Deposit-taking corporations, except the central bank	254	214	1,491	1,304	(424)
General government	(58)	(299)	3,111	600	6,094
Other sectors	(590)	(1,192)	(280)	1,214	1,333

Source: Bangko Sentral.

Note:

(1)	Preliminary data.

The following table sets out the Republic’s other investments for the periods indicated.

	Other Investments
	2016	2017	2018	2019	2020(1)
	($ in millions)
Total other investment	4,610	1,750	(4,894)	(67)	(1,855)

Net acquisition of financial assets	2,746	2,257	(654)	2,417	3,847

Currency and deposits	1,014	1,542	(1,430)	1,019	2,567
Deposit-taking corporations, except the central bank	854	517	(891)	787	1,240
Other sectors	160	1,025	(539)	232	1,328
Loans	1,468	629	425	1,210	1,174
Deposit-taking corporations, except the central bank	1,468	629	425	1,210	1,174

Trade credits and advances(2)	215	90	344	188	118
Other accounts receivable	49	(4)	7	0	(12)
Net incurrence of liabilities	(1,864)	508	4,240	2,484	5,702

Currency and deposits	262	654	121	169	(333)
Loans	(2,136)	(676)	3,560	2,111	6,447
Deposit-taking corporations, except the central bank	(87)	37	1,722	267	(3,260)
Long-term	—	—	—	—	—
Short-term	(87)	37	1,722	267	(3,260)
General government	(20)	223	873	1,463	7,170
Long-term drawings	1,130	1,382	2,065	2,627	8,352
Long-term repayments	1,151	1,158	1,192	1,164	1,182
Other sectors	(2,029)	(937)	965	382	2,537
Long-term	(2,109)	(558)	687	263	2,100
Drawings	1,233	2,386	3,049	2,219	3,385
Repayments	3,342	2,945	2,363	1,956	1,285
Short-term	80	(378)	278	118	437

Trade credits and advances	(18)	476	720	117	(789)
Other accounts payable	29	55	(162)	87	378

Source: Bangko Sentral.

Notes:

(1)	Preliminary data.
(2)	All trade credits are short-term credits in non-governmental sectors.

The financial account recorded a net inflow of $4.6 billion in 2020, representing a 42.6% decrease from the net inflow of $8.0 billion recorded in 2019. This decrease was primarily due to a 68% increase in net acquisition of financial assets from $7.3 billion to $12.3 billion. This effect was partially offset by an increase in the outflow of other investments to $1.9 billion in 2020 from a net outflow of $0.1 billion in 2019.

Foreign Direct Investment

In May 2020, the Board of Investments submitted its proposed 2020 Investment Priorities Plan (“2020 IPP”) to President Duterte for approval. The 2020 IPP provides a transition for the implementation of the CREATE tax bill, and integrates investment incentives (including income tax holidays and exemption from tax and duty on imports of capital equipment) for rural development, as well as COVID-19 pandemic-mitigating activities, such as the manufacture of COVID-19 essential goods and personal protective equipment. On November 18, 2020, President Duterte signed Memorandum Order No. 50 approving the 2020 IPP. On February 9, 2021, the Board of Investments issued guidelines to implement the 2020 IPP.

The following table sets out foreign direct investments in the Philippines by sector.

	Net Foreign Direct Investment by Sector(1)
	2016	2017	2018	2019	2020(2)
	($ in millions)
Total equity other than reinvestment of earnings, net	2,592.1	3,397.9	2,345.6	2,295.2	1,475.7
Agriculture, forestry and fishing	0.3	20.0	0.9	0.4	0.0
Mining and quarrying	50.4	8.9	5.0	1.4	0.8
Manufacturing	334.3	1,181.8	1,094.9	303.2	745.4
Electricity, gas, steam and air conditioning supply	(83.1)	1,388.0	199.2	307.25	(38.25)
Water supply, sewerage, waste management and remediation activities	0.1	1.3	0.4	5.8	0.1
Construction	8.8	162.4	42.7	66.0	96.4
Wholesale and retail trade and repair of motor vehicles and motorcycles	208.2	83.1	(18.0)	(180.7)	83.5
Transportation and storage	7.8	49.5	11.2	104.8	19.3
Accommodation and food service activities	168.2	(38.4)	6.7	20.6	7.8
Information and communication	(2.6)	38.3	15.9	357.1	128.1
Financial and insurance activities	1,126.1	141.5	454.2	949.7	111.3
Real estate activities	121.9	247.8	294.2	250.4	187.9
Professional, scientific and technical activities	17.6	66.0	15.0	8.1	25.24
Administrative and support service activities	22.5	(5.6)	22.1	59.5	90.4
Public administration and defense; compulsory social security	0.0	0.0	0.0	0.0	0.0
Education	0.5	1.4	0.3	1.5	0.8
Human health and social work activities	35.2	23.9	2.0	32.2	14.3
Arts, entertainment and recreation	575.0	27.8	198.4	9.1	2.8
Other service activities	(0.0)	0.1	0.5	(1.0)	0.1
Others, not elsewhere classified(3)	1.0	0.0	0.0	0.0	0.1
Reinvestment of earnings	710.2	862.6	896.6	1,132.0	978.0
Debt instruments	4,977.3	5,995.9	6,706.4	5,244.2	4,088.6

Total	8,279.6	10,256.4	9,948.6	8,671.4	6,542.3

Source: Department of Economic Statistics, Bangko Sentral.

Notes:

(1)

Data restated using the 2009 Philippine Standard Industrial Classification and in accordance with the BPM6 framework. Pursuant to BPM6, net FDI flows refer to non-residents’ net equity capital (calculated as placements less withdrawals plus reinvestment of earnings plus debt instruments (i.e., net intercompany borrowings)).

(2)	Preliminary data.
(3)	Covers non-residents investments in non-banks sourced from the Cross-Border Transactions Survey and in local banks; sectoral or industry breakdown statistics are not available.

The following table sets out foreign direct investments in the Philippines by country.

	Net Foreign Direct Investment by Country(1)
	2016	2017	2018	2019	2020(2)
	($ in millions)
Country
Total equity other than reinvestment of earnings, net	2,592.1	3,397.9	2,345.6	2,295.2	1,475.7
Japan	1,088.4	72.1	85.6	304.7	698.7
North America(3)	79.1	467.7	177.3	292.8	158.6
European Union	118.1	1,786.7	355.2	359.8	319.7
Other Europe(4)	5.3	14.1	1.1	22.0	3.15
Asia(5)	22.9	110.0	210.4	283.62	63.6
Asia Newly Industrialized Economies (ANIES)(6)	918.2	203.8	490.2	288.2	97.4
ASEAN(7)	269.4	725.5	1,070.2	662.2	98.0
Australia and New Zealand	6.3	(2.8)	(105.9)	(1.9)	(3.8)
Central and South America(8)	77.9	7.4	37.4	5.6	2.2
Others	6.6	13.4	17.2	77.4	37.2
International organization	0.0	0.0	0.0	0.0	0.0
Reinvestment of earnings(9)	710.2	862.6	896.6	1,132.0	978.0
Debt instruments(9)	4,977.3	5,995.9	6,706.4	5,244.2	4,088.6

Total	8,279.6	10,256.4	9,948.6	8,671.4	6,542.3

Source: Department of Economic Statistics, Bangko Sentral.

Notes:

(1)

Data restated using the 2009 Philippine Standard Industrial Classification and in accordance with the BPM6 framework. Pursuant to BPM6, net FDI flows refers to non-residents’ net equity capital (calculated as placements less withdrawals plus reinvestment of earnings plus debt instruments (i.e. net intercompany borrowings)).

(2)	Preliminary data.
(3)	Includes the United States and Canada.
(4)	Includes Albania, Belarus, Croatia, Gibraltar, Iceland, Liechtenstein, Norway, Romania, Russian Federation, Switzerland and Ukraine.
(5)	Includes China, India, Pakistan and Western, Central, South and East Asia except South Korea, Hong Kong, Taiwan and ASEAN countries.
(6)	Includes South Korea, Hong Kong and Taiwan.
(7)	Includes Brunei Darussalam, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Singapore, Thailand and Vietnam.
(8)	Includes Argentina, Brazil, Mexico, Panama and other Central and South American countries.
(9)	Country breakdowns for debt instruments are not available.

In 2020, according to preliminary data, net inflows of foreign direct investment were $6.5 billion, 24.6% lower than the $8.7 billion recorded in 2019. The lower inflows were mainly due to a decline in net debt instruments from $5.2 billion in 2019 to $4.1 billion in 2020, and a decline in net equity investment other than reinvestment of earnings from $2.3 billion in 2019 to $1.5 billion in 2020. Net investments in manufacturing activities increased from a net inflow of $303.2 million in 2019 to a net inflow of $745.4 million in 2020, while net investments in financial and insurance activities decreased from a net inflow of $949.7 million in 2019 to a net outflow of $111.3 million in 2020.

The contribution of new equity investments to net inflows of foreign direct investment decreased to $1.5 billion in 2020 from $2.3 million in 2019. Foreign direct investment decreased primarily as a result of decreases in new equity investments from Singapore and China to net inflows of $71.1 million and $52.2 million, respectively, in 2020 from a net inflow of $545.1 and $276.4 million, respectively, in 2019. These were partially offset by an increase in net inflows from Japan from a net inflow of $304.7 million in 2019 to a net inflow of $698.7 million in 2020. Reinvestment of earnings in the Republic decreased to $978.0 million in 2020, compared with $1.1 billion in 2019.

International Reserves

The following table sets out the gross international reserves of Bangko Sentral, compiled in a manner consistent with the revised balance of payments framework and the treatment of IMF accounts in the depository corporations survey published in the IMF’s International Financial Statistics.

	Gross International Reserves of Bangko Sentral
	As of December 31,
	2016	2017	2018	2019	2020	2021(1)
	($ in millions, except months and percentages)
Reserve position in the IMF(2)	442	424	474	590	813.1	794.1
Gold	7,259	8,337	8,154	8,016	11,605.3	9,1143.5
SDRs	1,138	1,211	1,184	1,182	1,232.9	1,232.2
Foreign investments	68,290	65,815	66,733	75,304	93,644.5	89,994.9
Foreign exchange(3)	3,563	5,783	2,650	2,748	2,821.6	3,685.7

Total	80,692	81,570	79,193	87,840	110,117.4	104,820.4

Total as number of months of imports of goods and services	8.8	7.8	6.9	7.6	10.3	12.0
Total as a % of short-term debt(4)
Original maturity	556	571	493	511	932	749
Residual maturity	418	419	369	402	542	527

Source: Bangko Sentral.

Notes:

(1)	Preliminary data for the three months ended March 31, 2021.
(2)	The reserve position in the IMF refers to the country’s claim on the IMF’s General Resources Account. It is an asset of the Government but is treated as part of the gross international reserves.
(3)	Consists of time deposits, investments in securities issued or guaranteed by Government or international organizations and repurchase agreements.
(4)

Short-term debt based on residual maturity refers to outstanding short-term external debt on original maturity plus principal payments on medium- and long-term loans of the public and private sectors due within the next 12 months.

As of December 31, 2020, gross international reserves were $110.1 billion, an increase from the $87.8 billion recorded as of December 31, 2019. This increase was mainly due to an increase of $18.3 billion in foreign investments to $93.6 billion as of December 31, 2020 from $75.3 billion as of December 31, 2019. The level of gross international reserves as of December 31, 2020 was sufficient to cover approximately 12.6 months of imports of goods and payments of services and income, and was equivalent to 7.8 times the Republic’s short-term debt based on original maturity and 4.8 times based on residual maturity. Net international reserves at the end of December 2020 were $110.1 billion.

According to preliminary data, gross international reserves were $104.8 billion as of March 31, 2021, a decrease from the $110.1 billion recorded as of December 31, 2020. This decrease was mainly due to a decrease of $3.6 billion in foreign investments to $90.0 billion as of March 31, 2021 from $93.6 billion as of December 31, 2020. The level of gross international reserves as of March 31, 2021 was sufficient to cover approximately 12.0 months of imports of goods and payments of services and income, and was equivalent to 7.5 times the Republic’s short-term debt based on original maturity and 5.3 times based on residual maturity. Net international reserves as of March 31, 2021 were $104.8 billion.

Money Supply

The following table presents certain information regarding the Philippines’ money supply.

	Money Supply (SRF-based)
	As of December 31,
	2016	2017	2018	2019	2020	2021(1)
	(₱ in billions, except percentages)
M1(2)
Currency in circulation	921.0	1,047.6	1,231.8	1,395.8	1,732.9	1,617.5
Current account deposits	2,148.5	2,503.3	2,657.2	3,104.5	3,723.7	3,759.5
Total	3,069.5	3,550.8	3,889.0	4,500.3	5,456.5	5,377.0
percentage increase(3)	15.1%	15.7%	9.5%	15.7%	21.2%	(1.5%)
M2(4)	9,140.4	10,202.3	11,080.2	12,293.2	13,554.3	13,316.2
percentage increase(3)	13.3%	11.6%	8.6%	10.9%	10.3%	(1.76%)
M3(5)	9,506.0	10,636.1	11,643.0	12,976.3	14,211.5	13,963.4
percentage increase(3)	12.8%	11.9%	9.5%	11.5%	12.3%	(1.75%)

Source: Department of Economic Statistics, Bangko Sentral.

Notes:

(1)	Preliminary data as of February 28, 2021.
(2)	Consists of currency in circulation and demand deposits.
(3)	Period-on-period.
(4)	Consists of M1, savings deposits and time deposits.
(5)	Consists of M2 and deposit substitutes.

As of December 31, 2020, the Republic’s money supply (M3) was ₱14.2 trillion, an increase of 9.5% from the ₱13.0 trillion as of December 31, 2019. This growth in money supply was driven mainly by the increase in domestic claims, which increased by 4.5% compared to the level as of December 31, 2019. This increase was primarily driven by a increase in claims on Central Government, which increased by 31.1% compared to the level as of December 31, 2019. Bangko Sentral’s net foreign asset position increased by 20.5% to ₱5.3 trillion as of December 31, 2020 and the net foreign asset position of other depository corporations also increased by 72.9% to ₱0.8 trillion as of December 31, 2020.

As of February 28, 2021, according to preliminary data, the Republic’s money supply (M3) was ₱14.0 trillion, a decrease of 1.7% from the ₱14.2 trillion as of December 31, 2020. This contraction in money supply was driven mainly by a decrease in domestic claims, which decreased by 1.2% compared to the level as of December 31, 2020. This decrease was primarily driven by a decrease in claims on sectors other than the Central Government, which decreased by 2.1% compared to the level as of December 31, 2020. Bangko Sentral’s net foreign asset position decreased by 0.3% to ₱5.3 trillion as of February 28, 2021 and the net foreign asset position of other depository corporations increased by 6.8% to ₱0.8 trillion as of February 28, 2021.

In the three months ended March 31, 2021, the average 91 day T-bill rate was 1.0%.

The following table presents information regarding domestic interest and deposit rates.

	Domestic Interest and Deposit Rates
	2016	2017	2018	2019	2020	2021
	(weighted averages per period)
91-day Treasury bill rates	1.5%	2.1%	3.5%	4.7%	2.0%	1.0	%(1)
Bank average lending rates	5.6%	5.6%	6.1%	7.1%	NA	NA

Source: Bangko Sentral.

Note:

(1)	Based on preliminary data for the three months ended March 31, 2021.

Monetary Regulation

On October 1, 2020, the Monetary Board decided to maintain to interest rate on the Bangko Sentral’s overnight reverse repurchase facility at 2.25%. The interest rates on the overnight deposit and lending facilities were likewise kept at 1.75% and 2.75%, respectively. On November 19, 2020, the Monetary Board decided to cut the interest rate on the Bangko Sentral’s overnight reverse repurchase facility by 25 basis points to 2.0%. The interest rates on the overnight deposit and lending facilities were likewise reduced to 1.5% and 2.5%, respectively. On December 17, 2020, the Monetary Board decided to maintain the interest rate on the Bangko Sentral’s overnight reverse repurchase facility at 2.0%. The interest rates on the overnight deposit and lending facilities were likewise kept at 1.5% and 2.5%, respectively.

On February 11, 2021, the Monetary Board decided to maintain the interest rate on the Bangko Sentral’s overnight reverse repurchase facility at 2.0%. The interest rates on the overnight deposit and lending facilities were likewise kept at 1.5% and 2.5%, respectively. On March 24, 2021, the Monetary Board decided to maintain the interest rate on the Bangko Sentral’s overnight reverse repurchase facility at 2.0%. The interest rates on the overnight deposit and lending facilities were likewise kept at 1.5% and 2.5%, respectively.

Foreign Exchange System

The Republic maintains a floating exchange rate system under which market forces determine the exchange rate for the peso. Bangko Sentral may, however, intervene in the market to maintain orderly market conditions and limit sharp fluctuations in the exchange rate.

The following table sets out exchange rate information between the peso and the U.S. dollar.

	Exchange Rates of Peso per U.S. Dollar
Year	Period End	Period Average(1)
2016	49.813	47.493
2017	49.923	50.403
2018	52.724	52.661
2019	50.744	51.796
2020	48.036	49.624
2021(2)	48.466	48.280

Source: Reference Exchange Rate Bulletin, Treasury Department, Bangko Sentral.

Notes:

(1)	The average of the monthly average exchange rates for each month of the applicable period.
(2)	Preliminary data as of March 31, 2021.

In 2020, the average exchange rate was ₱49.624 per U.S. dollar, compared to ₱51.796 per U.S. dollar in 2019. The appreciation of the peso against the U.S. dollar in 2020 was partly attributable to a higher decrease in the Republic’s imports as compared to its exports, which improved its balance of payment position. The Republic’s access to foreign loans and bonds on favorable terms, which increased its foreign reserves, also helped sustain confidence in the peso.

The Philippine Financial System

Composition

The following table sets out the total resources of the Philippine financial system by category of financial institution.

	Total Resources of the Financial System(1)
	As of December 31,
	2016	2017(2)	2018	2019	2020(3)		2021(4)
	(₱ in billions)
Banks
Universal/Commercial banks	12,560.5	14,053.8	15,691.5	17,216.1	18,527		18,456
Thrift banks	1,122.0	1,213.9	1,293.2	1,203.9	1,192		1,181
Rural banks	231.7	256.5	273.9	291.5	301	(5)	N/A

Total banks	13,914.2	15,524.3	17,258.6	18,711.5	24,093		19,937

Non-bank financial institutions(6)	3,328.6	3,738.1	3,841.5	4,219.0	4,072	(7)	N/A

Total assets	17,242.8	19,262.4	21,100.1	22,930.5	24,093		24,009

Source: Bangko Sentral.

Notes:

(1)	Excludes assets of Bangko Sentral. The amounts presented here include allowance for probable losses.
(2)	Data was revised starting March 2017 to include Other Financial Corporations data.
(3)	Preliminary data.
(4)	Preliminary data as of February 28, 2021, unless otherwise indicated.
(5)	Preliminary revised data as of September 30, 2020.
(6)

Includes Investment Houses, Finance Companies, Investment Companies, Securities Dealers/Brokers, Pawnshops, Lending Investors, Non Stocks Savings and Loan Associations, Credit Card Companies (which are under Bangko Sentral supervision), and Private and Government Insurance Companies (i.e., SSS and GSIS).

(7)	Preliminary revised data as of June 30, 2020.

Structure of the Financial System

The following table sets out the outstanding loans of universal and commercial banks classified by sector.

	Universal and Commercial Banks’ Outstanding Loans by Sector(1)
	As of December 31,
	2018		2019		2020		2021(2)
	(₱ in millions, except percentages)
Total	8,584,051	100.0%	9,508,752	100.0%	9,442,155	100.0%	7,827,678	100%
Agriculture, Forestry and Fishing	192,216	2.2%	221,873	2.3%	211,383	2.2%	199,508	5.5%
Mining and Quarrying	53,926	0.6%	47,974	0.5%	43,454	0.5%	42,737	0.6%
Manufacturing	1,068,469	12.4%	1,048,724	11.5%	993,213	10.8%	974,304	12.6%
Electricity, Gas, Steam & Air conditioning Supply	929,456	10.8%	1,006,431	10.7%	1,043,966	10.5%	1,047,301	13.4%
Water Supply, Sewerage, Waste Management and Remediation Activities	82,473	1.0%	106,010	1.0%	103,685	1.1%	105,006	1.3%
Construction	298,704	3.5%	368,663	3.8%	375,630	4.0%	342,947	4.4%
Wholesale & Retail Trade, Repair of Motor Vehicles and Motorcycles	1,159,976	13.5%	1,193,922	12.6%	1,112,621	11.8%	1,054,767	13.5%
Accommodation and Food Services Activities	152,521	1.8%	153,708	1.6%	162,357	1.7%	158,399	2.0%
Transportation and Storage	271,363	3.2%	287,949	3.0%	302,212	3.2%	302,428	3.9%
Information and Communication	316,403	3.7%	357,270	3.7%	376,132	3.9%	370,929	4.7%
Financial and Insurance Activities	787,383	9.2%	923,805	9.5%	881,006	9.3%	812,196	10.4%
Real Estate Activities	1,402,372	16.3%	1,677,815	17.8%	1,768,134	18.7%	1,768,577	22.6%
Professional, Scientific and Technical Activities	71,392	0.8%	68,139	0.5%	54,574	0.6%	50,672	0.7%
Administrative and Support Services Activities	36,222	0.4%	41,558	0.4%	37,621	0.4%	32,989	0.4%
Public Administration and Defense; Compulsory Social Security	136,068	1.6%	142,380	1.5%	144,647	1.5%	142,700	1.8%
Education	39,747	0.5%	42,850	0.5%	39,927	0.4%	38,388	0.5%
Human Health and Social Work Activities	55,609	0.6%	59,890	0.6%	89,340	1.0%	87,847	1.1%
Arts, Entertainment and Recreation	132,183	1.5%	146,781	1.6%	150,136	1.6%	149,250	1.9%
Other Community, Social & Personal Activities	127,994	1.5%	100,196	0.8%	65,011	0.7%	77,909	10.0%
Activities of Households as Employers, Undifferentiated Goods & Services	85,646	1.0%	79,794	0.9%	86,262	0.9%	68,825	0.9%
Others(3)	1,183,928	13.9%	1,433,021	15.2%	1,400,847	14.8%	1,379,125	17.6%

Source: Bangko Sentral.

Notes:

(1)	Net of amortization.
(2)	Preliminary data as of the two months ended February 28, 2021.
(3)	Includes loans to individuals for household consumption purposes, loans under Bangko Sentral’s reverse repurchase arrangement and loans to non-residents.

Non-Performing Loans

In view of the effects of the COVID-19 pandemic, the Philippine banking industry experienced a significant increase in non-performing loans (“NPLs”) between December 31, 2019 and December 31, 2020. Going forward, the Government expects NPLs to begin moderating in 2021 and 2022 as the COVID-19 pandemic draws to a close, the economy begins to recover, and the effects of the newly passed FIST Act, which facilitates banks and other financial institutions disposing of their non-performing assets and bad loans, begin to be felt in the Philippine banking system.

The following table provides information regarding NPLs for universal and commercial banks as of the dates indicated.

	Total Loans (Gross) and Non-Performing Loans by type of Bank
	As of December 31,
	2016	2017	2018	2019	2020	2021(2)
	(₱ in billions, except percentages)
Expanded commercial/Universal banks
Total loans	5,177.6	6,041.0	6,881.3	7,682.5	7,711.7	7,504.7
Non-performing loans	68.2	72.0	84.1	111.9	244.6	278.2
Ratio of non-performing loans to total loans	1.3%	1.2%	1.2%	1.5%	3.2%	3.7%
Non-expanded/Commercial banks(1)
Total loans	264.0	309.8	345.1	360.2	361.0	378.5
Non-performing loans	9.1	8.7	9.5	11.0	17.6	18.7
Ratio of non-performing loans to total loans	3.5%	2.8%	2.8%	3.1%	4.9%	4.9%
Government banks(3)
Total loans	760.6	968.3	1,196.4	1,305.9	1,321.3	1,272.0
Non-performing loans	12.0	12.5	15.6	28.6	36.3	38.2
Ratio of non-performing loans to total loans	1.6%	1.3%	1.3%	2.2%	2.8%	3.0%
Foreign banks(4)
Total loans	504.0	548.1	595.0	605.4	525.5	487.0
Non-performing loans	4.5	4.3	4.3	5.0	10.2	8.5
Ratio of non-performing loans to total loans	0.9%	0.8%	0.7%	0.8%	2.0%	1.7%
Total loans	6,706.3	7,867.1	9,017.8	9,954.0	9,919.5	9,642.1
Total non-performing loans	93.8	97.5	113.5	156.5	308.8	343.6
Ratio of non-performing loans to total loans	1.4%	1.2%	1.3%	1.6%	3.1%	3.6%

Source: Bangko Sentral.

Notes:

(1)	Consists of two foreign bank subsidiaries.
(2)	Preliminary data as of February 28, 2021.
(3)	Consists of the LBP, the DBP and Al-Amanah Islamic Investment Bank of the Philippines.
(4)	Consists of 24 foreign banks, and excludes two foreign bank subsidiaries.

As of December 31, 2020, the gross non-performing loan ratio for universal and commercial banks was 3.1%, which was higher than the ratio of 1.6% recorded as of December 31, 2019. Non-performing loans increased significantly by 97.3% to ₱308.8 billion as of December 31, 2020 from the ₱156.5 billion recorded as of December 31, 2019, primarily due to the effects of the ongoing global COVID-19 pandemic and the resulting domestic shutdowns, border controls, reduced tourism, disrupted trade and manufacturing and financial market spillovers which resulted in declining asset quality and growing total loan portfolio. The banking system’s total loan portfolio decreased by 0.4% to ₱9,919.5 billion as of December 31, 2020 from the ₱9,954.0 billion recorded as of December 31, 2019.

As of February 28, 2021, the gross non-performing loan ratio for universal and commercial banks was 3.6%, which was higher than the ratio of 3.1% recorded as of December 31, 2020. Non-performing loans increased by 11.3% to ₱343.6 billion as of February 28, 2021 from the ₱308.8 billion recorded as of December 31, 2020, primarily due to the effects of the ongoing global COVID-19 pandemic and the resulting domestic shutdowns, border controls, reduced tourism, disrupted trade and manufacturing and financial market spillovers which resulted in declining asset quality and growing total loan portfolio. The banking system’s total loan portfolio increased by 2.8% to ₱9,642.1 billion as of February 28, 2021 from the ₱9,919.5 billion recorded as of December 31, 2020.

The Philippine Securities Markets

History and Development

The PSEi closed at 6,443.09 points on March 31, 2021 compared to a close of 7,139.71 points on December 29, 2020. As of December 27, 2019, the PSEi closed at 7,815.26 compared to a close of 7,466.02 on December 29, 2018, 8,558.4 on December 29, 2017, 6,840.6 on December 30, 2016 and 6,952.1 on December 29, 2015. In 2019, the average PSEi was 7,908.89, compared to the average PSEi level of 7,744.97 in 2018, 7,850.50 in 2017, 7,284.49 in 2016 and 7,432.61 in 2015.

Government Securities Market

As of December 31, 2020, outstanding Government securities amounted to ₱6.7 trillion, 51.2% of which were issuances of treasury bills and fixed rate treasury bonds. The remaining issuances of Government securities consisted of retail treasury bonds, benchmark bonds and onshore dollar bonds, among others.

As of February 31, 2021, outstanding Government securities amounted to ₱6.8 trillion, 14.8% of which were issuances of treasury bills and fixed rate treasury bonds. The remaining issuances of Government securities consisted of retail treasury bonds, benchmark bonds and onshore dollar bonds, among others.

Public Finance

The Consolidated Financial Position

The following table sets out the consolidated financial position on a cash basis for the periods indicated.

	Consolidated Public Sector Financial Position of the Republic
	For the year ended December 31,
	2016	2017	2018	2019	2020(1)
	(₱ in billions, except percentages)
Public sector borrowing requirement:
National Government	(353.4)	(350.6)	(558.3)	(660.2)	(879.2)
CB Restructuring	(3.2)	(4.8)	(0.0)	(0.0)	0.0
Monitored Government-owned corporations	20.9	40.2	5.5	(0.7)	21.7
Adjustment of net lending and equity to GOCCs	15.3	(3.9)	5.4	20.5	24.3
Other adjustments	0.0	0.0	0.0	0.0	0.0
Total public sector borrowing requirement	(320.4)	(319.1)	(547.3)	(640.4)	(833.2)
As a percentage of GDP	(2.1)%	(1.9)%	(3.0)%	(3.3)%	(6.5)%
Other public sector:
Social Security System and Government Service Insurance System	72.1	58.3	63.2	53.9	33.3
Bangko Sentral(2)	17.7	21.8	37.0	44.0	(17.0)
Government financial institutions	15.5	17.2	20.5	26.1	17.9
Local government units	193.4	217.4	255.5	259.0	277.5
Timing adjustment of interest payments to Bangko Sentral	0.0	0.0	0.0	0.0	0.0
Other adjustments	0.0	0.0	0.0	0.0	0.0
Total other public sector	298.7	314.6	376.3	382.9	311.7
Consolidated public sector financial position	(21.8)	(4.6)	(171.0)	(257.5)	(521.5)
As a percentage of GDP	(0.1)%	(0.03)%	(0.9)%	(1.3)%	(4.1)%

Source: Fiscal Policy and Planning Office, Department of Finance.

Note:

(1)	Preliminary data for the nine months ended September 30, 2020.
(2)	Amounts are net of interest rebates, dividends and other amounts remitted to the Government and the Central Bank-Board of Liquidation.

In the nine months ended September 30, 2020, the consolidated public sector financial position of the Republic recorded a deficit of ₱521.5 billion, a reversal from surplus of ₱123.2 billion recorded in the nine months ended September 30, 2019. The reversal from surplus to deficit was largely due to a significant increase in expenditures and a significant decrease in tax revenues, primarily due to the adverse impact of the ongoing global COVID-19 pandemic on the Philippine economy. This increased the National Government’s borrowing requirements, which deficit increased from ₱299.0 billion in the nine months ended September 30, 2019 to ₱879.2 billion in the nine months ended September 30, 2020, equivalent to 6.9% of the Republic’s GDP for the nine months ended September 30, 2020 at current prices.

The Republic expects a higher fiscal deficit in 2021, primarily due to a significant increase in expenditures and a significant decrease in tax revenues resulting from the adverse impact of the ongoing global COVID-19 pandemic on the Philippine economy.

Government Revenues and Expenditures

The following table sets out Government revenues and expenditures for the periods indicated.

	Government Revenues and Expenditures
	For the year ended December 31,
	Actual(1)					Budget
	2016	2017	2018	2019	2020	2019	2020
	(₱ in billions, except percentages)
Cash Revenues
Tax revenues:
Bureau of Internal Revenue	1,567.2	1,772.3	1,951.9	2,175.5	1,951.0	2,271.4	1,685.7
Bureau of Customs	396.4	458.2	593.1	630.3	537.7	661.0	506.2
Others Government offices(2)	16.8	20.2	20.9	21.8	15.7	23.0	13.3

Total tax revenues	1,980.4	2,250.7	2,565.8	2,827.7	2,504.4	2,955.4	2,205.2
As a percentage of GDP (at then-current market prices)	13.1%	13.6%	14.0%	14.5%	14.0%	15.1%	12.3%
Non-tax revenues:
Bureau of the Treasury income	101.7	99.9	114.2	146.5	219.7	73.9	213.3
Fees and charges	39.8	40.8	52.7	55.4	23.1	53.3	38.1
Privatizations	0.7	0.8	15.7	0.8	0.5	2.0	0.5
Others (including Foreign grants)	73.3	80.9	101.7	107.0	108.3	41.0	62.8

Total non-tax revenues	215.4	222.4	284.3	309.6	351.3	194.2	314.6

Total revenues	2,195.9	2,473.1	2,850.2	3,137.5	2,856.0	3,149.7	2,519.8

Expenditures
Allotment to local government units	449.8	530.2	575.7	618.0	804.5	469.5	621.6
Interest payments
Foreign	99.0	100.1	106.0	110.6	101.4	120.2	122.0
Domestic	205.4	210.5	243.2	250.3	279.1	279.4	299.3

Total interest payments	304.5	310.5	349.2	360.9	380.4	399.6	421.3

Tax expenditures	15.8	8.3	21.6	27.3	33.1	14.5	14.7
Subsidy	103.2	131.1	136.7	201.5	230.4	158.7	244.1
Equity and net lending	27.0	1.1	8.9	20.4	34.9	29.4	78.1
Others	1,649.1	1,842.5	2,316.5	2,569.6	2,774.0	2,698.1	2,955.4

Total expenditures	2,549.3	2,823.8	3,408.4	3,797.7	4,227.4	3,769.7	4,335.2

Surplus/(Deficit)	(353.4)	(350.6)	(558.3)	(660.2)	(1,371.4)	(620.1)	(1,815.4)
Financing
Net domestic borrowings	355.1	731.4	591.5	691.5	1,898.4	902.6	2,134.8
Gross domestic borrowings	357.5	733.6	594.5	693.8	1,998.7	906.2	2,137.7
Less: Amortization	2.4	2.2	2.9	2.4	100.3	3.5	2.9
Net foreign borrowings	(24.1)	27.6	191.8	184.8	600.8	140.0	610.8

Total net financing requirement	331.0	758.9	783.3	876.3	2,499.2	1,042.6	2,745.7

Change in cash	(257.7)	255.4	(52.7)	(224.6)	701.7

Sources: Bureau of the Treasury; Department of Finance; Department of Budget and Management.

Notes:

(1)

Follows the GFSM 2014 concept wherein reporting of debt amortization reflect the actual principal repayments to creditor including those serviced by the Bond Sinking Fund; while financing includes gross proceeds of liability management transactions such as bond exchange.

(2)	Represents tax revenues of the Department of Environment and Natural Resources, Bureau of Immigration and Deportation, Land Transportation Office and other Government entities.

Revenues

Sources

Total Government revenues in 2020 were ₱2,856.0 billion, a 9.0% decrease over the ₱3,137.5 billion recorded in 2019. This was primarily the result of lower collection by the Bureau of Internal Revenue and the Bureau of Customs in 2020 as a result of the economic effects of the COVID-19 pandemic, which effect was partially offset by an increase in the collection of non-tax revenues in 2020 as compared to the same period in 2019. In 2020, the Bureau of Internal Revenue collections were ₱1,951.0 billion, a 10.3% decrease from the ₱2,175.5 billion recorded in 2019. The Bureau of Customs recorded collections of ₱537.7 billion in 2020, a 14.7% decrease from the ₱630.3 billion recorded in 2019. Non-tax revenues were ₱351.3 billion in 2020, a 13.5% increase from the ₱309.6 billion recorded in 2019.

Expenditures

Total Government expenditures in 2020 were ₱4,227.4 billion, an 11.3% increase over the ₱3,797.7 billion recorded in 2019. This increase was primarily due to higher disbursements relating to the Government’s efforts to contain the COVID-19 pandemic. Total expenditures in 2020 were 2.5% lower than the program target of ₱4,335.2 billion for the year.

The Government Budget

The Budget Process

2021 Budget

On December 28, 2020, President Duterte signed into law Republic Act No. 11518, or the General Appropriations Act for 2021. The 2021 budget set program expenditures at ₱4.5 trillion, 10% higher than the ₱4.1 trillion 2020 budget.

The 2021 budget was developed as a blueprint to recovery in response to the COVID-19 pandemic. The social services sector received the largest allocation of the 2021 budget, totaling ₱1.7 trillion, corresponding to approximately 37% of the total budget. This is followed by the economic services sector, which includes the Duterte administration’s “Build, Build, Build” program, with an allocation of ₱1.3 trillion, or approximately 29% of the budget. Finally, the general public services sector has been allocated ₱0.8 trillion, or approximately 17% of the budget.

The 10 executive departments with the highest allocations under the 2021 allocations compared to their corresponding allocations for 2020 are listed below. The amounts indicated below are the departments’ “all-in” budgets, comprising department-specific budgets plus allocations from special purpose funds.

Department	2021 Allocation	2020 Allocation	2020 Increase/ (Decrease) from 2020
	(₱ in billions)
Department of Education(1)	751.7	692.6	27.5
Department of Public Works and Highways	695.7	581.7	116.5
Department of the Interior and Local Government	249.3	241.6	11.2
Department of Social Welfare and Development	176.9	200.5	22.6
Department of National Defense	205.8	192.1	5.6
Department of Health(2)	210.2	175.9	7.0
Department of Transportation	87.9	100.6	31.2
Department of Agriculture	71.0	64.7	15.0
The Judiciary	45.3	41.2	1.7
Department of Labor and Employment	37.1	17.4	3.5

Notes:

(1)	Including States Universities and Colleges, Commission on Higher Education and the Technical Education and Skills Development Authority.
(2)	Including the Philippine Health Insurance Corporation.

Debt

External Debt

The following table sets out the total outstanding Bangko Sentral-approved and registered external debt.

	Bangko Sentral Approved External Debt
	As of December 31,
	2016	2017	2018	2019	2020
	($ in millions, except percentages)
By Maturity:
Short-term(1)	14,526	14,275	16,068	17,208	14,209
Medium and long-term	60,237	58,823	62,892	66,410	84,279

Total	74,763	73,098	78,960	83,618	98,488

By Debtor:(2)
Banking system	19,037	19,144	22,672	23,943	21,559
Public sector(3)	55,726	53,954	56,287	59,675	76,929

Total	74,763	73,098	78,960	83,618	98,488

By Creditor Type:
Banks and financial institutions	25,790	22,539	26,529	26,478	24,006
Suppliers	2,520	3,071	3,015	4,187	3,136
Multilateral	11,971	12,501	13,746	14,428	21,407
Bilateral	10,916	11,260	10,931	10,964	12,752
Bond holders/note holders	21,930	21,779	22,684	25,449	29,416
Others	1,636	1,949	2,054	2,112	2,160

Total	74,763	73,098	78,960	83,618	98,488

Ratios:
Debt service burden to exports of goods, and services & primary income	7.0	6.2	6.6	6.7	6.3
Debt service burden to GNI	2.0	2.0	2.1	2.1	1.8
External debt to GNI	21.1	20.0	20.6	20.2	25.2

Source:	Bangko Sentral.

Notes:

(1)	Debt with original maturity of one year or less.
(2)	Classification by debtor is based on the primary obligor under the relevant loan or rescheduling documentation.
(3)	Includes public sector debt whether or not guaranteed by the Government; does not include public banks.

Government Financing Initiatives

The following are the major program loans approved by creditor agencies or availed of by the Government from 2016 to 2020.

Program Loan	Creditor	Amount	Date Signed
($) unless otherwise specified
Second Disaster Risk Management Development Policy Loan with a Catastrophe Deferred Drawdown Option	WB	500 million	January 2016
Social Protection Support Project, Additional Financing	ADB	400 million	April 2016
Social Welfare Development and Reform Project 2	WB	450 million	April 2016
Disaster Risk Reduction and Management Facility	Agence Française de Développement	EUR 50 million	April 2016
Local Government Finance and Fiscal Decentralization Reform Program, Subprogram 2	ADB	250 million	December 2016
Local Government Finance and Fiscal Decentralization Reform Program, Subprogram 2	Agence Française de Développement	EUR 100 million	October 2017
Facilitating Youth School-To-Work Transition Program, Subprogram 1	ADB	300 million	November 2017
Encouraging Investment through Capital Market Reform, Subprogram 2	ADB	EUR 300 million	December 2017
Expanding Private Participation in Infrastructure Program, Subprogram 2	ADB	300 million	August 2018
Inclusive Finance Development Program (Subprogram 1)	ADB	474 million	October 2018
Emergency Assistance for Reconstruction and Recovery of Marawi	ADB	300 million	December 2018
Secondary Education Support Program	ADB	300 million	June 2018
Improving Fiscal Management Project	WB	450 million	March 2019
Social Welfare Development and Reform Project II (Additional Financing)	WB	300 million	June 2019
Local Governance Reform Program (Subprogram 1)	ADB	300 million	December 2019
Facilitating Youth School-to-Work Transition Program (Subprogram 2)	ADB	400 million	December 2019
Promoting Competitiveness and Enhancing Resilience to Natural Disasters Sub-program 1 DPL	WB	400 million	December 2019
COVID-19 Active Response and Expenditure Support Program	ADB	1,500 million	April 2020

Program Loan	Creditor	Amount	Date Signed
($) unless otherwise specified
Social Protection Support Project—Second Additional Financing	ADB	200 million	April 2020
Third Disaster Risk Management Development Policy Loan	WB	500 million	April 2020
Support to Capital Market Generated Infrastructure Financing, Subprogram 1	ADB	400 million	June 2020
Expanded Social Assistance Program	ADB	500 million	June 2020
COVID-19 Active Response and Expenditure Program	AIIB	750 million	June 2020
Expanding Private Participation in Infrastructure Program, Subprogram 2	Agence Française de Développement	EUR 150 million	June 2020
Inclusive Finance Development Program, Subprogram 2	Agence Française de Développement	EUR 100 million	June 2020
Emergency COVID-19 Response Development Policy Loan	WB	500 million	June 2020
COVID-19 Crisis Response Emergency Support Loan	Japan International Cooperation Agency	YEN 50 billion	July 2020
Competitive and Inclusive Agriculture Development Program, Subprogram 1	ADB	400 million	August 2020
Inclusive Finance Development Program, Subprogram 2	ADB	300 million	August 2020
Disaster Resilience Improvement Program	ADB	500 million	September 2020
Post Disaster Standby Loan (Phase 2)	Japan International Cooperation Agency	YEN 50 billion	September 2020
Philippines Beneficiary FIRST Social Protection Project	WB	600 million	November 2020
Promoting Competitiveness and Enhancing Resilience to Natural Disasters Subprogram 2 Development Policy Loan	WB	600 million	December 2020

Source: International Finance Group, Department of Finance.

Public Sector Debt

The following table presents the Republic’s outstanding consolidated public sector debt as of the dates indicated.

	Outstanding Consolidated Public Sector Debt(1)
	As of December 31,
	2016	2017	2018	2019	2020(2)
	(₱ in billions, except percentages)
Consolidated non-financial public sector debt:
Domestic	3,141.2	3,812.9	4,000.6	4,280.4	5,322.7
Foreign	2,248.7	2,311.2	2,618.4	2,728.9	3,036.5

Total	5,389.9	6,124.1	6,619.0	7,009.3	8,359.3

Financial public corporations
Bangko Sentral:(3)
Domestic	3,343.1	3,576.1	3,746.3	3,868.3	4,487.6
Foreign	192.1	200.9	211.6	193.2	185.2

Total	3,535.2	3,777.0	3,957.8	4,061.5	4,672.8

Domestic	3,352.4	3,592.9	3,764.2	3,901.4	4,487.6
Foreign	336.7	331.6	355.1	323.9	185.2

Total	3,689.1	3,924.4	4,119.4	4,225.3	4,672.8

Less: Intrasector-debt holdings
Domestic:
Government securities held by GFIs and Bangko Sentral	669.3	618.4	844.1	908.7	1,836.9
Government deposits at Bangko Sentral	136.9	326.8	170.2	159.9	825.5
GFIs deposits at Bangko Sentral	445.8	385.4	422.3	502.7	640.5
GOCC deposits at Bangko Sentral	0.1	0.0	0.5	0.2	3.26
GOCC loans/other debt held by GFIs	114.9	123.7	134.6	161.2	48.4
GFIs loans/other debt held by Bangko Sentral	53.1	53.0	53.3	53.6	53.6
Local governments debt held by GFIs	67.2	67.7	74.6	87.8	87.3

Total	1,487.3	1,575.1	1,699.5	1,874.1	3,495.4

Foreign:
Governments securities held by Bangko Sentral	78.0	80.3	81.7	85.9	93.9

Total	1,565.3	1,655.4	1,781.3	1,960.0	3,589.4

Total public sector:
Domestic	5,006.2	5,830.7	6,065.3	6,307.7	6,314.9	(4)
Foreign	2,507.4	2,562.4	2,891.8	2,966.9	3,127.8	(4)
Total	7,513.7	8,393.2	8,957.1	9,274.6	9,442.7	(4)

Source: Fiscal Policy and Planning Office, Department of Finance.

Notes:

(1)

The consolidated public sector comprises the general government sector, non-financial public corporations, and financial public corporations, after elimination of intra-debt holdings among these sectors.

(2)	Based on preliminary data as of June 30, 2020.
(3)	Comprises all liabilities of Bangko Sentral (including currency issues) except for allocation of SDRs and revaluation of international reserves.
(4)	Preliminary data as of June 30, 2020.

The following table presents the Republic’s outstanding consolidated non-financial public sector debt as of the dates indicated.

	Outstanding Consolidated Non-financial Public Sector Debt(1)
	As of December 31,
	2016	2017	2018	2019	2020(2)
	(₱ in billions, except percentages)
Total(3)	5,389.9	6,124.1	6,619.0	7,009.3	7,918.4
Domestic	3,141.2	3,812.9	4,000.6	4,280.4	5,109.3
Foreign	2,248.7	2,311.2	2,618.4	2,728.9	2,809.2
National Government	6,090.3	6,652.4	7,292.5	7,731.3	9,054.1
Domestic	3,934.1	4,441.3	4,776.9	5,127.6	6,190.0
Foreign	2,156.2	2,211.2	2,515.6	2,603.7	2,864.0
Non-financial public corporations (major GOCCs)(4)	451.4	424.8	408.1	430.2	403.6
Domestic(4)	283.6	256.4	233.5	236.7	215.0
Foreign(4)	167.9	168.4	174.7	193.6	188.6
Extrabudgetary: NIA and PNR	4.9	3.8	2.6	1.2	1.1
Domestic	2.9	2.3	1.1	0.1	0.0
Foreign	2.0	1.6	1.4	1.2	1.1
Local government units(5)	86.7	86.4	94.2	107.2	107.1
Domestic	86.7	86.4	94.2	107.2	107.1
Foreign	0	0	0	0.0	0.0
Less: Government debt held by Bond Sinking Fund(6)	634.0	531.2	501.9	562.0	634.8
Domestic	561.5	466.1	433.7	497.4	578.9
Foreign	72.4	65.1	68.2	64.6	55.9
Intra-sector debt holdings (domestic)	526.0	428.9	604.2	623.4	609.1
Government debt held by SSIs	518.8	421.5	595.7	613.9	599.6
Government debt held by LGUs	0.0	0.0	0.0	0.01	0.01
LGU loans held by MDFO	7.2	7.4	8.4	9.5	9.5
Government debt held by GOCCs	19.8	23.0	20.6	25.1	24.4
Onlending from National Government to GOCCs	58.7	55.4	46.6	45.3	43.6
Intra-sector debt holdings (external)	4.8	4.9	5.1	4.9	4.8
GOCCs debt held by National Government	4.8	4.9	5.1	4.9	4.8
Total (as % of GDP)	49.7%	50.7%	49.0%	47.5%	49.6	%(7)
Domestic (as % of GDP)	35.9%	41.8%	43.5%	45.2%	33.6	%(7)
Foreign (as % of GDP)	18.0%	18.4%	20.7%	21.3%	16.6	%(7)

Source: Fiscal Policy and Planning Office, Department of Finance.

Notes:

(1)

The consolidated non-financial public sector comprises the general government sector and non-financial public corporations. The consolidated non-financial public sector does not include financial public corporations.

(2)	Based on data as of June 30, 2020.
(3)	Government debt under the revised methodology excludes contingent obligations.
(4)	Excludes extrabudgetary items (NIA and PNR).
(5)	Borrowings from private banks guaranteed by the LGUs since the fourth quarter of 2016.
(6)	Including Securities Stabilization Fund and adjustment in the Government debt held by the Bond Sinking Fund.
(7)	Preliminary data as of June 30, 2020 and calculated using GDP over the previous four quarters.

Based on preliminary data, as of June 30, 2020, the outstanding consolidated public sector debt was ₱9.3 trillion, equivalent to 49.6% of the Republic’s GDP, compared with a public sector-debt-to-GDP ratio of 47.5% as of December 31, 2019. As of June 30, 2020, total outstanding consolidated Government debt was ₱7.9 trillion, reflecting a 19.0% increase over the ₱6.7 trillion recorded as of December 31, 2019. Total domestic debt increased by 24.2% to ₱5.1 trillion on June 30, 2020 from ₱4.1 trillion on December 31, 2019. Foreign debt increased by 10.6% to ₱2.8 trillion on June 30, 2020 from ₱2.5 trillion on December 31, 2019. The overall increase in Government debt was attributed to an increase in borrowings and issuances of securities by the Government during the period from December 31, 2019 to June 30, 2020.

Direct Debt of the Republic

The following table summarizes the outstanding direct debt of the Republic as of the dates indicated.

	Outstanding Direct Debt of the Republic(1)(2)
	As of December 31,
	2016	2017	2018	2019	2020	2021(3)
	(₱ in millions, except as otherwise indicated)
Medium/long-term debt(4)	5,801,727	6,337,111	6,797,270	7,240,159	8,838,966	8,851,837
Domestic	3,645,563	4,125,943	4,281,605	4,636,469	5,738,647	5,809,071
External (US$)	43,324	44,261	47,860	51,252	64,562	62,540
Short-term debt(5)
Domestic	287,936	314,369	494,306	491,131	956,040	1,553,997
Total debt	6,089,664	6,652,430	7,292,500	7,731,290	9,795,006	10,405,834

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)

Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars or pesos, using Bangko Sentral’s reference exchange rates at the end of each period.
(3)	Based on preliminary data as of February 28, 2021.
(4)	Debt with original maturities of one year or longer.
(5)	Debt with original maturities of less than one year.

Direct Domestic Debt of the Republic

The following table summarizes the outstanding direct domestic debt of the Republic as of the dates indicated.

	Outstanding Direct Domestic Debt of the Republic(1)(2)
	As of December 31,
	2016	2017	2018	2019	2020	2021(3)
	(₱ in millions)
Loans
Direct	156	156	156	156	156	540,156
Assumed(4)	442	792	792	792	792	792

Total loans	598	948	948	948	948	540,948

Securities
Treasury bills	287,936	314,369	494,306	486,170	949,479	1,007,436
Treasury notes/bonds	3,645,563	4,125,942	4,281,605	4,640,482	5,744,260	5,814,684

Total securities	3,933,499	4,440,312	4,775,911	5,126,652	6,693,739	6,822,120

Total debt	3,934,097	4,441,260	4,776,859	5,127,600	6,694,687	7,363,068

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)

Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars or pesos, using Bangko Sentral’s reference exchange rates at the end of each period.
(3)	Based on preliminary data as of February 28, 2021.
(4)	Assumed loans of the Development Bank of the Philippines, the National Development Company and the Philippine National Bank.

The following table sets out the direct domestic debt service requirements of the Republic for the years indicated.

	Direct Domestic Debt Service Requirements of the Republic(1)
Year	Principal Repayments	Interest Payments	Total(2)
	(₱ in millions)		(₱ in millions)	($ in millions)
2016	374,225	200,090	574,315	12,353
2017	229,330	206,571	435,902	8,718
2018	315,461	223,751	539,213	10,307
2019	481,575	360,874	842,449	16,583
2020	430,832	255,390	686,222	14,290
2021(3)	507,615	283,356	790,971	16,471
2022(3)	645,864	264,123	909,987	18,950
2023(3)	897,372	220,803	1,118,176	23,285

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)

Excludes debt service in respect of Government debt that is on-lent to GOCCs and other public sector entities guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(2)

Amounts in pesos were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates at the end of each period. For 2020 and the period from 2021 to 2023, amounts in pesos were translated into U.S. dollars using the Bangko Sentral’s January 4, 2021 reference exchange rates bulletin.

(3)	Projection based on outstanding balance as of December 31, 2020.

Direct External Debt of the Republic

The following table summarizes the outstanding direct external debt of the Republic as of the dates indicated.

	Outstanding Direct External Debt of the Republic(1)(2)
	As of December 31,
	2016	2017	2018	2019	2020	2021(3)
	($ in millions)
Loans:
Multilateral	10,182	10,709	11,726	12,793	19,275	19,850
Bilateral	6,170	6,238	6,289	6,484	8,042	8,098
Commercial	11	10	7	5	2	2
Total loans	16,363	16,957	18,022	19,282	27,319	27,950
Securities:
Euro Bonds	0	0	0	841	2,387	2,354
Yen Bonds	850	891	2,316	3,184	2,388	2,312
Philippine Peso Notes	2,606	2,596	2,467	2,553	2,700	1,759
Chinese Yuan Bonds	—	—	212	569	607	612
U.S. dollar Bonds	23,505	23,817	24,842	24,823	29,161	27,553

Total securities	26,961	27,304	29,838	31,970	37,243	34,590

Total	43,324	44,261	47,860	51,252	64,562	62,540

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)

Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates at the end of each period.
(3)	Based on preliminary data as of February 28, 2021.

The following table sets out, by designated currency and the equivalent amount in U.S. dollars, the outstanding direct external debt of the Republic as of the date indicated.

	Summary of Outstanding Direct External Debt of the Republic by Currency(1)
	as of December 31, 2020
	Amount in Original Currency	Equivalent Amount in $(2)	% of Total
	(in millions, unless otherwise indicated, except percentages)
U.S. dollar	47,660	47,660	73.8%
Japanese yen	919,064	8,914	13.8%
Peso	129,679	2,700	4.2%
Euro	3,437	4,207	6.5%
Other currencies	—	1,081	1.7%

Total	—	64,562	100%

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)

Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(2)

Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates as of January 4, 2021, which was the next business day following the end of the period indicated.

The following table sets out the direct external debt service requirements of the Republic for the years indicated.

	Direct External Debt Service Requirements of the Republic(1)
	Principal Repayments	Interest Payments	Total
	($ in millions)
2016(2)	3,655	2,130	5,785
2017(2)	2,813	2,003	4,816
2018(2)	2,114	2,013	4,127
2019(2)	2,637	2,108	4,746
2020(2)	2,832	1,987	4,819
2021(3)(4)	4,930	1,874	6,804
2022(3)(4)	2,619	1,786	4,405
2023(3)(4)	2,334	1,716	4,050

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)

Excludes debt service in respect of Government debt that is on-lent to GOCCs and other public sector entities or guaranteed by the Government, other than debt originally guaranteed other public sector entities for which the guarantee has been assumed by the Government.

(2)	Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates prevailing on the date of payment.
(3)	Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates prevailing on January 4, 2021.
(4)	Projection based on outstanding balance as of December 31, 2020.

Government-Guaranteed Debt

The following table sets out guarantees of indebtedness by the Republic, including guarantees assumed by the Government, as of the dates indicated.

	Summary of Outstanding Guarantees of the Republic(1)(2)
	As of December 31,
	2015	2016	2017	2018	2019	2020	2021(3)
	(₱ in billions)
Total (₱)	545.1	513.7	478.1	487.6	488.8	458.3	446.7

Domestic (₱)	245.6	233.4	197.5	197.5	260.8	254.4	244.1
External (₱)	299.5	280.3	280.6	290.0	228.0	203.9	202.6
External ($ in billions)(4)	6.3	5.6	5.6	5.5	4.5	4.2	4.2

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Includes debt originally guaranteed by the Government and debt guaranteed by other public sector entities for which the guarantee has been assumed by the Government.
(2)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates at the end of each period, unless otherwise indicated.
(3)	Based on preliminary data as of February 28, 2021.
(4)	Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates at the end of each period.

Payment History of Foreign Debt

The following table sets out the outstanding foreign-currency bonds issued by the Republic as of the dates indicated.

	Foreign Currency Bonds Issued by the Republic(1)
	Original Balance as of Issue Date(2)	Outstanding Balance as of December 31, 2019(3)	Outstanding Balance as of December 31, 2020(4)
	($ in millions)
U.S. dollar bonds	30,938	24,823	29,161
Chinese Yuan bonds	592	569	607
Euro bonds	2,170	841	2,387
Japanese yen bonds	2,256	3,184	2,388

Total foreign-currency bonds	35,956	29,417	34,543

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Excludes debt securities of GOCCs and other public sector entities guaranteed by the Government.
(2)

Represents the aggregate of the original balances as of the issue dates of foreign currency bonds outstanding as of December 31, 2020. Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates prevailing on the date of issuance.

(3)	Amounts were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rate as of January 2, 2020.
(4)	Amounts were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rate as of January 4, 2021.